UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number:  000-29106

Golden Ocean Group Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit I are the Consolidated Financial Statements for the fiscal year ended December 31, 2014, of Golden Ocean Group Limited (as it existed prior to its merger with Knightsbridge Shipping Limited on March 31, 2015) ("Former Golden Ocean"), and as Exhibit II is the Unaudited Pro Forma Condensed Financial Information for Golden Ocean Group Limited presented to illustrate (i) the combination of Golden Ocean Group Limited (formerly Knightsbridge Shipping Limited) and Former Golden Ocean, which combination was completed on March 31, 2015, and (ii) the purchase by Golden Ocean Group Limited of 12 special purpose companies, each owning one newbuiding contract, from Frontline 2012 Ltd. in March 2015. Attached hereto as Exhibit III is the consent of PricewaterhouseCoopers AS.

This report on Form 6-K is hereby incorporated by reference into Golden Ocean Group Limited's Registration Statement on Form F-3 filed with the SEC on July 2, 2014 (Registration Statement No. 333-197210) and its Registration Statement on Form F-3 filed with the SEC on March 26, 2015 (Registration Statement No. 333-203035).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Ocean Group Ltd.

By: /s/ Birgitte Vartdal
Date: May 21, 2015	Name: Birgitte Vartdal
Title: Principal Financial Officer

Exhibit I

Golden Ocean Group Limited
Index to the Consolidated Financial Statements 2014

Independent auditor's report	I-1

Consolidated Comprehensive Income Statement for the three years ended December 31, 2014	I-2

Consolidated Balance Sheet as at December 31, 2014 and 2013	I-3

Consolidated Cash Flow Statement for the three years ended December 31, 2014	I-4

Consolidated Statement of Changes in Equity for the three years ended December 31, 2014	I-5

Notes to Consolidated Financial Statements	I-6

Independent Auditor's Report

To the shareholders and Board of Directors of Golden Ocean Group Limited

We have audited the accompanying consolidated financial statements of Golden Ocean Group Limited and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and December 31, 2013, and the related consolidated statements of comprehensive income, of cashflows  and  of changes in equity for each of  the three years in the period ended December 31, 2014.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golden Ocean Group Limited and its subsidiaries at December 31, 2014, and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in accordance with  International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
May  20, 2015

Golden Ocean Group Limited
Consolidated Comprehensive Income Statement

(in thousands of $, except per share data which are in $)
		2014	2013	2012
	Notes
Operating revenue
Time charter and voyage charter revenues	3	246,005	276,457	227,137
Other operating revenue	3	7,453	32,444	2,703
Total operating revenue		253,458	308,901	229,840

Operating expenses
Voyage expenses and commission		75,971	70,448	37,054
Impairment of trade receivables		-	-	6,199
Vessel operating expenses		56,404	46,012	41,468
Charter hire expenses		43,268	57,723	29,747
Administrative expenses	4	11,864	12,233	13,207
Depreciation	12.13	47,475	38,664	35,792
Impairment of vessels and vessels held under finance leases	5	183,300	-	30,288
Total operating expenses		418,282	225,079	193,755

Other gain (losses) net
Share of income from associates and Joint Ventures	15	2,017	4,149	-
Adjustment of financial lease obligation	25	51,454	-	1,422
Other gains (losses) net	6	9,397	7,291	(3,142)
Total other gains (losses) net		62,868	11,440	(1,720)

Operating profit (loss)		(101,956)	95,262	34,365

Interest income	7	1,134	1,096	1,372
Interest expense	8	(31,394)	(19,115)	(21,356)
Other financial items	9	(3,188)	7,423	(2,717)
Total net financial items		(33,448)	(10,596)	(22,701)

Profit (loss) before income tax		(135,404)	84,666	11,664
Income tax	10	(197)	(174)	(67)
Profit (loss) for the period		(135,601)	84,492	11,597

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Remeasurements of post employment obligations	31	(829)	-	-
		(829)	-	-

Items that may be subsequently reclassified to profit or loss
Changes in fair value of available-for-sale financial assets		(3,588)	7,255
Recycling of changes in fair value of sold available-for-sale financial assets		(4,164)	(339)
Currency translation differences		-	-
Total comprehensive income (loss) for the period		(144,182)	91,408	11,597

Profit (loss) attributable to:
- Owners of the parent		(135,008)	83,875	11,602
- Non-controlling interests		(593)	617	(5)
Profit (loss) for the period		(135,601)	84,492	11,597

Comprehensive income (loss) attributable to:
Owners of the parent		(143,589)	90,791	11,602
Non-controlling interests		(593)	617	(5)
Total comprehensive income (loss) for the period		(144,182)	91,408	11,597

Basic and diluted earnings (loss) per share	11	$(0.30)	$0.19	$0.03
See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
Consolidated Balance Sheet
		2014	2013
(in thousands of $)	Notes
ASSETS
Non current assets
Vessels and equipment	12	698,258	667,788
Vessels held under finance leases	13	56,535	130,795
Vessels under construction	14	42,398	16,144
Other long term receivables	18	9,189	8,588
Available-for-sale financial assets	20	9,164	16,916
Derivative financial instruments	19	2,093	2,735
Installments on cancelled newbuildings		-	192,976
Investment in associates and Joint Ventures	15	10,481	17,419
Total non-current assets		828,118	1,053,361
Current assets
Inventories		8,513	10,775
Trade and other receivables	18	21,554	25,495
Refundable installments on cancelled newbuildings	33	111,561	-
Restricted deposit	17	3,531	4,960
Cash and cash equivalents	17	106,147	93,881
Total current assets		251,306	135,110
Total assets		1,079,424	1,188,471

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	21	44,731	44,726
Additional paid in capital		99,187	99,156
Other reserves	22	42,999	23,466
Retained earnings		282,059	453,434
		468,976	620,782
Non-controlling interests		-	1,108
Total Equity		468,976	621,890
Non-Current Liabilities
Long term debt	23.24	396,957	362,805
Obligations under finance leases	25	55,288	110,416
Derivative financial instruments	19	2,106	-
Other long term liabilities		2,201	3,476

Total non-current liabilities		456,552	476,697
Current Liabilities
Long-term debt - current portion	23	128,435	41,214
Obligations under finance leases – current portion	25	4,290	7,370
Amount due to related parties	26	1,180	1,216
Trade payables and other current liabilities	27	19,991	40,084
Total current liabilities		153,896	89,884
Total liabilities and shareholders' equity		1,079,424	1,188,471

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
Consolidated Cash Flow Statement
(in thousands of $)		2014	2013	2012

	Notes
OPERATING ACTIVITIES

Profit (loss) for the period		(135,601)	84,492	11,597
Adjustments for:
Share based payment		488	1,172	989
Stock options paid in cash		(54)	(40)	-
Gain on sale of available-for-sale financial assets		(4,126)	(339)	(505)
Share of (profit) loss from associates and Joint Ventures	15	(2,017)	(4,149)	(1,422)
Gain from purchase of Shares in Joint Venture	6.16	(6,198)	-	-
Gain from refundable instalments for cancelled newbuildings	33	(19,458)	-	-
Interest expensed	8	22,624	10,280	20,581
Interest income	7	(1,134)	(1,096)	(1,372)
Depreciation	12.13	47,475	38,664	35,791
Impairment	5	183,300	-	30,288
Adjustment of financial lease obligation		(51,454)	-	-
Amortisation of deferred charges		1,384	638	775
Foreign currency gain (losses)		340	(521)	(383)
Imputed interest on other long term receivables		(601)	(562)	(525)
Net change in:
Other long term receivables and liabilities		(302)	(302)	(441)
Amount due to related parties		(35)	(112)	675
Derivative financial instrument	19	9,131	(6,562)	5,064
Trade and other receivables	18	3,941	(10,818)	8,111
Inventories		2,262	(5,025)	(1,160)
Trade payables and other current liabilities	27	(18,642)	(5,005)	19,422
Net cash provided by operating activities		31,323	100,714	127,486
INVESTING ACTIVITIES
Changes in restricted deposit		1,429	3,217	3,382
Interest received		1,134	1,096	1,372
Payments on vessels	12.14	(154,536)	(62,680)	(41,431)
Payment of business combination	12.14	(13,600)	-	-
Capitalised docking and periodic maintenance		(13,231)	(1,485)	(3,430)
Investment in financial assets-available- for sale		(136)	(10,000)	-
Investment in Joint Venture	15	-	(13,275)	-
Dividend received Joint Venture		-	1,252	1,750
Proceeds from cancelled newbuildings		103,569	-	14,970
Sale of available-for-sale financial assets		4,126	339	33,835
Net cash provided by (used in) investing activities		(71,245)	(81,536)	10,448
FINANCING ACTIVITIES
Payment of financing charges		(3,685)	(1,709)	(2,031)
Payment of interest		(17,880)	(10,103)	(20,522)
Payment of interest swaps		(6,384)	(3,954)	(3,001)
Purchase of treasury shares		-	-	(4,154)
Repayment of obligations under finance leases		(6,817)	(6,594)	(6,255)
Repayment of long term debt		(71,412)	(36,770)	(127,864)
Proceeds from long term debt		-	33,947	11,250
Repayment of convertible bonds		-	-	(7,700)
Payment of dividends		(41,670)	(4,473)	(22)
Proceeds from Convertible bonds	32	200,000	-	-
Purchase of own shares		-	-	-
Net cash (used in) provided by financing activities		52,188	(29,656)	(160,298)
Net change in cash and cash equivalents		12,266	(10,478)	(22,364)
Cash and cash equivalents at beginning of period		93,881	104,359	126,724
Cash and cash equivalents at end of period	17	106,147	93,881	104,359

Golden Ocean Group Limited
Consolidated Statement of
Changes in Equity
Total Attributable to equity holders of the parent

(in thousands of $)	Share Capital	Additional paid in capital	Other Reserves	Retained Earnings
					Total	Non- Controlling interests	Total Equity

Balance at January 1, 2012	45,699	104,801	14,085	364,803	529,388	496	529,884
Comprehensive income for the period		-	-	11,602	11,602	(5)	11,597
Purchase and cancellation of treasury shares	(973)	(5,646)	2,465	-	(4,153)	-	(4,153)
Dividends and related tax	-	-	-	(22)	(22)	-	(22)
Value of services under stock options scheme	-	-	-	989	989	-	989
Balance at December 31, 2012	44,726	99,156	16,550	377,372	537,805	491	538,296

Comprehensive income for the period	-	-	6,916	83,875	90,791	617	91,408
Dividends and related tax	-	-	-	(8,946)	(8,946)	-	(8,946)
Value of services under stock options scheme	-	-	-	1,132	1,132	-	1,132
Balance at December 31, 2013	44,726	99,156	23,466	453,434	620,782	1,108	621,890

Comprehensive income (loss) for the period	-	-	(8,581)	(135,008)	(143,589)	(593)	(144,182)
Equity portion Convertible Bond	-	-	28,114	-	28,114	-	28,114
Issue of new share capital	5	31	-	-	36	21	57
Dividends and related tax	-	-	-	(36,680)	(36,680)	(520)	(37,200)
Value of services under stock options scheme	-	-	-	488	488	-	488
Shares purchased from minority				(121)	(121)	(16)	(137)
Stock option paid in cash	-	-	-	(54)	(54)	-	(54)
Balance at December 31, 2014	44,731	99,187	42,999	282,059	468,976	0	468,976

1.	GENERAL

Golden Ocean Group Limited (the "Company", "Group" or "Golden Ocean") was incorporated in Bermuda on November 8, 2004 as a limited company.

The Group consists of the parent company, its subsidiary companies and single purpose companies (note 36).  The principal activities of the Group are ship ownership and operation. The Company is also involved in chartering activity, as well as sale and purchase of vessels. The Group operated per year end a fleet of twenty seven owned and leased Panamax and Capesize drybulk vessels and has eight Supramax newbuilding contracts, as well as one Capesize owned in a joint venture. The Group may also trade forward freight agreements for the purpose of managing its exposure to the spot market and for speculating.

These financial statements were authorized for issuance on May 20, 2015.

2.	PRINCIPAL ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as approved by the IASB. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit of loss.

The preparation of financial statement in conformity with IFRS requires the use of critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group's accounting policies.

The following are significant accounting policies adopted by the Group:

(a) Basis of consolidation
The consolidated financial statements include the financial statements of the Company and all entities (including special purpose entities) over which the Group has control. The Group is considered to control an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and also has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are deconsolidated from the date control ceases.

Results from subsidiaries that has been acquired or disposed during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The group applies the acquisition method to account for business combinations. If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss as other gains.

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognised at cost and adjusted thereafter to recognise the Group's share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group's share of losses in a joint venture equals or exceeds its interests in the joint ventures (which include any long-term interest that, in substance, form part of the Group's net investment in the joint ventures), the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealised gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group's interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the transferred asset. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group. The change in accounting policies did not have any impact on the financial position, comprehensive income or the cash flows of the Group for all comparative periods presented.

Associated companies are entities in which the Group has a significant influence, but no controlling interest, generally ownership between 20% and 50%. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's share of post–acquisition profits or losses from its associates is recognised in the income statement under other gain/losses net. Total losses from the associates will not exceed the total investment in the Company if no additional guarantees are provided.

All intra-group transactions and balances are eliminated on consolidation.

(b) Revenue and expenditure
Revenues are generated from voyage charter and time charter hire and are measured at fair value of the consideration received or receivable. A voyage charter is defined as starting after unloading at the end of the previous voyage, as long as a contract for the next voyage is in place based upon a discharge to discharge basis. If a new contract is not in place, the voyage is defined as starting when goods are loaded on the vessel. Demurrage revenue consists of additional charges against the customer due to the vessel waiting in harbour or for other reasons regulated in the contract, and is recognised as revenue if it is considered probable that the Group will receive payment.

Voyage expenses and commission, consisting of port expenses, bunkers expenses, broker commissions and other voyage related expenses such as insurance and cleaning for vessels are expensed in the period incurred.

Time charter revenue contracts are accounted for as operating leases under IAS 17 and time charter revenues are recognised on a straight-line basis over the term of the lease.

Operating expenses such as salary, lubricating oil, insurance, spare parts, repair and maintenance are classified as vessel operating expenses and are  expensed in the period incurred.

Charter hire expenses consist of charter hire payments for vessels chartered in on for a short term period.

(c) Pensions
The Company has set up a defined benefit scheme with a life insurance company to provide pension benefits for all its employees in Norway. The scheme provides entitlement to benefits based on future service from the commencement date of the scheme. These benefits are principally dependent on an employee's pension qualifying period, salary at retirement age and the size of benefits from the National Insurance Scheme. Full retirement pension will amount to approximately 70% of the scheme pension-qualifying income (limited to 12G). The scheme also includes entitlement to disability, spouses and children's pensions. The retirement age under the scheme is 67.

The Company may at any time make alterations to the terms and conditions of the pension scheme and undertake that they will inform the employees of any such changes. The benefits accruing under the scheme are funded obligations.

All pension schemes are calculated in accordance with IFRS (IAS 19R). Changes in the pension obligations is based on discounted present value of future estimated pension benefits earned on the balance sheet date, given certain Company premises.

(d) Borrowing cost
Borrowing costs are interest and other costs that the Company incurs in connection with the borrowing of funds directly and indirectly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Borrowing costs are capitalised until the time when assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing cost eligible for capitalisation.

All other borrowing costs are recognised in the income statement during the period in which they are incurred.

(e) Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets on the Group's balance sheet at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as expenses in the income statement.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease.

Provisions for losses on existing contracts are made when the unavoidable costs of the contract exceed the expected revenue (onerous contracts). These provisions are measured at the best estimate based upon information available at the balance sheet date, hence are subject to change as further information becomes available. Such changes in estimates may affect the earnings of future periods.

(f) Translation of foreign currencies
The Group's functional and presentation currency is the United States Dollar (US dollars, USD or $) as the majority of revenues and expenditures are denominated in US Dollars.

Transactions in currencies other than the functional currency during the year are translated into US dollars at the rate of exchange at the date of the transaction. All monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical rates, unless such items are carried at fair value, in which case they are translated at the rate of exchange in effect at the balance sheet date.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the period. Exchange differences of non-monetary items carried at fair value are included in the income statement for the period. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income.

The element of obligations under finance leases relating to options to purchase vessels, for which the exercise is reasonably certain and the exercise prices are denominated in foreign currencies, are considered monetary items. If it is considered unlikely that the purchase option will be exercised at some point in time, from then on the foreign currency element is considered a non-monetary liability and translated at the historical exchange rate at the date of the assessment.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations are expressed in US dollars using the prevailing exchange rates on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences are presented as a separate component of equity.

(g) Property plant and equipment and depreciation
Assets are recorded at cost less accumulated depreciation and accumulated impairment losses.   Depreciation is provided on the basis that the book value of the assets, less any estimated residual value, is written off on a straight line basis over the assets remaining useful life. The Group annually reviews the useful life and residual value of assets, in accordance with IAS 16 'Property, Plant and Equipment'.

Newbuilding contracts are treated as Property, Plant and Equipment in a separate category ('vessels under construction'), and accounted for at cost, including capitalised borrowing costs.

Vessels under construction are carried at cost, less any recognised impairment loss. Costs include professional fees and capitalised borrowing costs in accordance with the Group's accounting policy.  Depreciation commences once the vessel is available for its intended use and is depreciated over its useful economic life (25 years). Depreciation is calculated using the straight line method based on the cost of the vessels, less any estimated residual value. The vessels residual value and useful life are reviewed at the end of each year. Residual value is based on broker valuations at the balance sheet date.

Vessels held under finance leases are depreciated over their expected useful life on the same basis as owned vessels (25 years) or, where shorter, the term of the relevant lease.

Fixtures and equipment are included in the category "Vessels and equipment, net"

Dry-docking costs are capitalised and depreciated over the estimated period to the next dry-dock. Unamortised costs are written off on disposal of the vessel.

The gain or loss arising from the disposal or retirement of a vessel is recorded in the income statement as the difference between the sales proceeds and the carrying amount of the asset.

Fixtures and equipment are depreciated over their expected useful lives.

(h) Impairment
At each reporting date, management reviews the carrying amount of its non-current assets to determine if there are any indications that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss being the amount the carrying amount exceeds the recoverable amount. Each vessel, newbuilding contract or lease vessel is considered as a Cash Generating Unit for the purpose of the impairment test.

The recoverable amount is the higher of the fair value of the asset less costs to sell, and its value in use.

When an impairment loss is identified the carrying value of the asset is reduced to the recoverable amount and the impairment loss is recorded in the income statement.

At the end of each reporting period the Group assess whether there is any indication that a previously recorded impairment may no longer exist or may have decreased. If such an indication exists, the Group estimates the recoverable amount of that asset. If the recoverable amount exceeds the carrying amount, a reversal of the impairment, up to and not exceeding recoverable amount, is recorded.

(i) Inventories
Inventories consist of bunker fuel on the vessels and stores (lubricating oil) and other supplies. Inventories are valued at the lower of cost and net realizable value. Cost is calculated on a first in first out basis. Bunker stock on vessels chartered out is sold and belongs to the charterer.

(j) Financial assets

Classification of financial assets
The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are expected to be realized within 12 months after the reporting period.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables comprise 'trade and other receivables' and cash and cash equivalents' in the balance sheet.

(c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

Recognition and measurement of financial assets
Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss is initially recognised at fair value, and transaction costs are expensed in profit and loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'other (losses)/gains – net' in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit and loss as part of other financial items when the Group's right to receive payments is established. Changes in the fair value of the securities classified as available-for-sale are recognised in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the profit and loss as 'other gains (losses)' and reclassified from other comprehensive income.

Derivatives
Derivative financial instruments are initially measured at fair value on the date a derivative contract is entered into and are subsequently measured at fair value. Movements in the fair value of derivative financial instruments are recognised in the profit and loss statement in other financial items.

Trade and other receivables
Trade and other receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less appropriate allowances for credit losses. If collection is expected in more than one year, they are presented as non-current assets.

Refundable installments for cancelled newbuildings
Upon cancellation of a newbuilding, an assessment is made whether the newbulding contract is a financial or a non-financial instrument. The newbuilding contract remains a non-financial instrument until such time as it is virtually certain that the opponent cannot release its obligation under the contract by the delivery of a non-financial asset.

When the refundable installments for cancelled newbuildings are classified as a financial instruments it is initially measured at fair value and subsequently measured at amortized cost.

When the refundable installments for cancelled newbuildings are classified as a non-financial instrument it is measured at the lower of its carrying amount and fair value.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, demand deposits with a maturity of less than three months, and other highly liquid investments with a maturity of less than three months when acquired that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Impairment of financial assets
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost evidence that the asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is recycled out of other comprehensive income and recognised in profit or loss. Impairment losses recognised in profit or loss are not reversed.

(k) Trade and other payables
The trade payables are initially recognised at fair value and are subsequently measured at amortised cost.

(l) Bank borrowings
Interest bearing bank loans and overdrafts are initially measured at fair value net of transaction costs incurred. Borrowings are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement and redemption of borrowings is recognised over the term of the borrowings.

Substantial modifications of the terms of existing borrowings are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any costs or fees incurred are then recognised as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the liability's carrying amount and are amortised over the modified liability's remaining term.

(m) Convertible bonds
The liability component of the convertible bond is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the convertible bond as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible bonds is measured at amortised cost using the effective interest method. The equity component of the convertible bonds is not re-measured subsequent to initial recognition.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

When the Company repurchase convertible bonds, the difference between the fair value liability component at the repurchase date and the original fair value is recognised in the income statement under other financial items. Any remaining gains or losses are recognised as a repurchase of the equity component of the convertible bond.

(n) Share based payments
The Group issues equity settled share-based payments to certain directors and employees.  Equity settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant.  The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of the shares that will vest and adjusted for the effect of non market-based vesting conditions.
The fair value is measured using a Black-Scholes model.  The inputs used in the model are based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

(o) Segmental reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the board (see note 3).

(p) Share capital
Ordinary shares issued are classified as share capital at par value. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction from the proceeds under additional paid in capital.

Where any Group company purchase the company's equity share capital (treasury shares), the consideration paid including any directly attributable incremental cost is deducted from equity (other reserve) until the shares are cancelled or reissued. When such treasury shares are cancelled, the nominal value is deducted from share capital and excess value is deducted from additional paid in capital.

(q) Recent accounting pronouncements
The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2014:

Amendment to IAS 32, 'Financial instruments: Presentation' on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

Amendments to IAS 36, 'Impairment of assets', on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. The amendment did not have a significant effect on the group financial statements.

New standards and interpretations not yet adopted:

IFRS 9 Financial Instruments addresses the classification, measurement, and recognition of financial assets, financial liabilities and hedge accounting. The final IFRS 9 standard was issued in July 2014. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into three measurement categories: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortised cost.  The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for a financial liability, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 also includes a number of changes and simplifications that increase the possibilities for employing hedge accounting and a single, forward-looking "expected loss" impairment model. The Group is yet to assess IFRS 9's full impact.  IFRS 9 is effective on 1 January 2018 with early application permitted.

IFRS 15, 'Revenue from contracts with customers' establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Group is yet to assess IFRS 15's impact.  IFRS 15 is effective for annual periods beginning on or after 1 January 2017.

(r) Critical accounting estimates and judgments
Estimates and judgments are evaluated and based on experience and other factors that are believed to be reasonable under the current circumstances. The following summarizes the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and the judgments made in applying the Group's accounting policies.

Refundable installments on cancelled newbuildings
During 2014 the value of the financial assets increased by $19.5 million due to the cancellations and refund from Jinhaiwan. During the second quarter the Company received positive arbitration awards and increased the value of the financial assets by $10.5 million. For two contracts interest was not awarded initially, but in the fourth quarter the Company succeeded in their appeal in High Court that Golden Ocean had the right to refund of interest for the two contracts where interest was not initially awarded. The value of the financial assets therefore increased with $8.8 million in the forth quarter of 2014 principally due to this award. At year end the total value of the financial assets is $111.6 million for the six remaining contracts and it is expected that settlement will be mainly within the first quarter of 2015.

Impairment
Management tested all vessels for impairment at the end of 2014 due to identified indicators (decrease in newbuilding prices, second hand values and spot and forward rates). The last time the Company observed indicators for impairment and performed an impairment test was in the first quarter of 2013. Several of the vessels had recoverable amount below the carrying amount. The Company has recorded impairment on Vessels and equipment of $116.6 million in 2014. For Vessels under finance leases the Company recorded an impairment of $66.7 million, mainly due to early redelivery of Golden Heiwa and Ocean Minerva (total impairment of $57.3 million) in addition to impairment on Golden Lyderhorn.

Most of the vessels were impaired down to estimated broker values as per year end. If the broker values had dropped by 10%, ceteris paribus, the Group would have recognised an additional impairment loss of $52.4 million. A few vessels have carrying values supported by the value in use estimates. Based on WACC model described in note 5), the Company calculated a WACC of 7.41% for the end of 2014 (q1 - 2013: 6.92%). The WACC has increased from q1-2013 due to higher levels for interest rates and the higher volatility for dry bulk stocks relative to the overall equity market, increasing the beta for the dry bulk peers. If the estimated cost of capital (WACC) used in the valuation model had been 1% higher, ceteris paribus, than management's estimate above, the Group would have recognised a higher net impairment of $0.4 million in 2014. If the forward market had been 10 % lower, ceteris paribus, the Group would have recognised a higher impairment loss of $4.6 million in 2014. If the WACC had been 8.41%, and the forward market rates and the broker values had decreased by 10%, the impairment would have increased by $59.5 million in 2014.

Derecognition of finance lease liabilities

The group holds ships as a lessee under finance leases and it determined at inception of these leases that extension options as well as purchase options were reasonably certain to be exercised. As a result the lease term included these extension periods and the assumption to purchase the asset at the end of the lease term, and the minimum lease payments accounted for included the rentals due during these periods and the purchase price of the asset at the end of the lease period. On occasion, despite being reasonably certain at inception that such extension options will be exercised, circumstances change and the group change its expectations as to whether these options will in fact be taken up. IAS 17 does not permit the lease term to be re-evaluated subsequent to inception so the group continues to account for the original liability at amortized cost until such time as derecognition is achieved under IAS 39. The scope of IAS 39 states that its guidance on financial liability derecognition does apply to finance lease liabilities, so the group derecognizes the portion of the liability relating to the extension period when it is legally released from its rights and obligations with respect to the extension. In practice this means that the liability is released to profit or loss when the group returns the ship at the end of the minimum lease term, or earlier if it irrevocably waives its rights in respect of the extension period. During the current year, the group irrevocably waived its rights to exercise extension options on the Ocean Minerva and Golden Heiwa in Q4 and returned the ships to the lessor shortly after year end. The legal release from the obligation achieved in Q4 led to partial derecognition of the finance lease liabilities in respect of these ships in 2014.

 Any impairment triggered on finance lease assets is calculated in accordance with IAS 36.

3.	SEGMENT INFORMATION

The Group and the chief operating decision maker measure performance based on the overall return to shareholders based on consolidated net income. Net cash flow generated from each vessel is measured and aggregated into a total performance which is considered the reportable segment for the company. The Group's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

(in thousands of $)	2014	2013	2012
Time Charter	129,301	165,036	169,638
Voyage charter	116,704	111,421	57,499
Time charter and voyage charter revenues	246,005	276,457	227,137

The Group has two counterparts that contribute more than 10% of the total operating revenues. One contributes to $38.6 million (2013:$38.9 million and 2012:$45.9 million) and the other counterpart contributes to $24.0 million (2013:$37.7 million and 2012:$28.8 million).

(in thousands of $)	2014	2013	2012
Non performance settlements	5,349	31,078	1,402
Management fees	2,104	1,366	1,301
Total other operating revenue	7,453	32,444	2,703

None performance settlement in 2014 is related to a compensation for a default of a charter contract of $5.3 million (2013:$30.0 million and 2012:$1.4 million).

Management fee is mainly related to commercial management agreements with Knightsbridge Shipping Limited and Ship Finance International Ltd.

4.	ADMINISTRATIVE EXPENSES

(in thousands of $)	2014	2013	2012
Employee benefit expense	5,627	4,691	4,635
Share based payment expense - note 30	590	1,172	989
Pension cost - note 31	647	574	690
Auditors' remuneration	501	213	228
Directors fee	291	271	270
Professional fees	2,217	3,406	4,314
Office and travel expenses	1,991	1,906	2,081
Total administrative expenses	11,864	12,233	13,207

5.	IMPAIRMENT OF VESSELS, FINANCIAL LEASE VESSELS AND VESSELS UNDER CONSTRUCTION

The Group has booked impairment of $183.3 million for the year (2013: nil and 2012:$30.3 million). The Company booked a net impairment expense of $116.6 million for Vessels and $66.7 million for Vessels held under finance lease.

During the fourth quarter of 2014 current spot and forward rates, as well as broker values, dropped, indicating that that the carrying amount of the vessels and vessels under construction may not be recoverable. The recoverable amount of the assets was estimated in order to determine whether any impairment charges would be required in relation to the current book values.

The recoverable amount is the higher of the fair value of the asset less costs to sell, and its value in use. To estimate the fair value of the vessels, valuations from three independent brokers are collected. The broker valuations are prepared on a charter free basis and do not take into account the value of the long-term charters that the Group has entered into for some of the vessels. The mark-to-market value of the charter contract is added to the broker value to find the fair value of the asset. The mark-to-market value of the charter contract is calculated as the net present value of the charter hire rate less the forward market, multiplied by the number of days the charter is running.

When determining the value in use, estimated future cash flow is discounted using a WACC rate over the remaining useful life of the vessels. The estimated cash flows are based on the agreed charter rate for fixed periods for vessels with contracts in place and on the forward market revenues for open periods and vessels without a fixed contract, less an estimate of operating expenses.  Revenue on open periods and for vessels without a fixed contract is estimated by the Group based on the forward freight curve for minimum five next years and then an estimate development  for the remaining life. The underlying assumptions for the estimated revenues are applied consistently for estimating related expense. The Weighted Average Cost of Capital (WACC) is calculated as Debt Ratio * (risk free interest rate + loan margin) + Equity Ratio * (risk free interest rate + Beta * Risk Premium)

The book values exceeded the recoverable amount for most of the vessels. The broker values exceeded the value in use at the measurement date for most of the Vessels and were used as the recoverable amount for all vessels that were impaired. The broker value is considered to be within level 2 of the fair value hierarchy.

During the fourth quarter of 2014 the Company decided not to extend the optional periods on the vessels Ocean Minerva and Golden Heiwa and the vessels will be redelivered to owners during January and February 2015 respectively. As a consequence the Company has revalued the finance lease asset and taken impairment on the asset value of these two assets in the fourth quarter.

The impairment expenses recognised in 2014 related to the individual vessels are specified in the table below.

(in thousands of $)	2014	2013	2012
Impairment per CGU
Owned vessels
Golden Feng	5,900	-	18,700
Golden Shui	7,900	-	8,000
Golden Beijing	8,150	-	-
Golden Zhoushan	5,200	-	-
Golden Magnum	5,750	-	-
Golden Eminence	8,200	-	5,200
Golden Enterprise	8,000	-	-
Golden Daisy	6,450	-	-
Golden Ginger	6,200	-	-
Golden Rose	6,300	-	-
Golden Saguenay	7,700	-	-
Golden Opportunity	9,900	-	-
Golden Ice	11,100	-	-
Golden Strenght	9,800	-	-
Golden Suek	5,750	-	-
Golden Brilliant	3,000	-	-
Other Vessel	1,300		8,900
Vessels on financial lease
Golden Heiwa	28,600	-	-
Ocean Minerva	28,700	-	-
Golden Lyderhorn	9,400	-	-
Total impairment	183,300	-	40,800

Reversal of Impairment per CGU
Golden Nantong	-		10,500
Total reversal of impairment	-		10,500

Total net impairment	183,300		30,300

6.	OTHER GAINS (LOSSES) NET

(in thousands of $)	2014	2013	2012
Gain (loss) on Forward freight agreements	(14,170)	7,368	(2,509)
Gain (loss) on bunkers derivatives	(2,089)	(77)	(634)
Gain (loss) from refundable installments for cancelled newbuildings	19,458	-	-
Gain from purchase of Shares in Joint Venture - note 16	6,198	-	-
Total other gains (losses) net	9,397	7,291	(3,143)

The refundable installments on cancelled newbuildings have been reclassified from a non – financial asset to a financial asset based on the outcome of the arbitration in the second quarter. The asset has been measured at fair value when initially recognised in the second quarter and thereafter measured at amortised cost. The company has received final settlement of three contracts during 2014 resulting in a gain of $5.9 million. Furthermore there has been recognised a total net gain of $13.5 million in 2014 on the remaining refundable installmets.

7.	INTEREST INCOME

(in thousands of $)	2014	2013	2012
Interest on bank deposits	1,134	1,096	1,372
Total interest income	1,134	1,096	1,372

8.	INTEREST EXPENSE

(in thousands of $)	2014	2013	2012

Interest on bank overdrafts and loans	25,966	12,440	15,792
Interest on obligations under finance leases	7,386	8,197	8,741
Total interest expense	33,352	20,637	24,533
Less amounts included in the cost of qualifying assets	(1,958)	(1,522)	(3,177)
Net interest expense	31,394	19,115	21,356

9.	OTHER FINANCIAL ITEMS

(in thousands of $)	2014	2013	2012

Interest swap	(7,401)	6,187	(4,913)
Dividend received	-	-	1,219
Foreign currency gain/ (losses)	(340)	521	383
Other financial items	4,553	715	595
Total other financial items	(3,188)	7,423	(2,717)

In total the Company has sold 170,042 Korea Line shares and booked a gain of $4.1 million in 2014 under other financial items (2013:$1.1 million and 2012:$nil).

10.	INCOME TAX

As of December 31, 2014, there is no Bermuda income, corporation, or profits tax, nor is there any withholding tax, capital tax, capital transfer tax, estate duty or inheritance tax payable by the Company.

The Company has obtained, from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to the Company or to any of its operations, or to the Company's shares, debentures or other obligations, except in so far as such tax applies to persons ordinarily resident in Bermuda and holding the Company's shares, debentures or other obligations, or any property in Bermuda leased or let to the Company.

The Company's subsidiaries Golden Ocean Management AS, Golden Ocean Management Asia Pte Ltd and Golden Ocean (Cyprus) Ltd are subject to taxation in Norway, Singapore and Cyprus respectively. The tax charge for the year for Golden Ocean Management AS was $193,000 (2013: $174,000 and 2012:$62,000) and for Golden Ocean Management Asia Pte. Ltd. was $4,000 (2013: $nil and 2012:$5,000). The tax charge for Golden Ocean (Cyprus) limited was $nil (2013:$nil and 2012:$nil)).

11.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent for continuing operations is based on the following data:

(in thousands of $)	2014	2013	2012
Earnings for the purposes of basic earnings per share
(profit for the year attributable to equity holders of the parent)	(135,008)	83,875	11,602
Effect of interest expense on convertible debt	-	-	-
Earnings for the purposes of diluted earnings per share	(135,008)	83,875	11,602

(in thousands of shares)	2014	2013	2012
Weighted average number or ordinary shares for the purposes
of basic earnings per share	447,314	447,262	453,500
Effect of dilutive potential ordinary shares:
Convertible bonds	-	-	-
Stock options employees	-	4,945	-
Weighted average number or ordinary shares for the purposes
of diluted earnings per share	447,314	452,207	453,500

(in $)	2014	2013	2012
Earnings (loss) per share basic	$(0.30)	$0.19	$0.03
Earnings (loss) per share fully diluted	$(0.30)	$0.19	$0.03

The stock options granted during 2012 were anti dilutive at the end of 2014 due to a loss per share for the year 2014.

12.	VESSELS AND EQUIPMENT

The Group has the following owned vessels at December 31, 2014.
Vessel	Built	DWT	Flag
Channel Alliance	1996	171,978	Hong Kong
Channel Navigator	1997	172,058	Hong Kong
Golden Saguenay	2008	75,500	Hong Kong
Golden Opportunity	2008	75,500	Hong Kong
Golden Ice	2008	75,845	Hong Kong
Golden Feng	2009	170,500	Marshall Island
Golden Strength	2009	75,745	Hong Kong
Golden Shui	2009	170,500	Marshall Island
Golden Magnum	2009	179,788	Hong Kong
Golden Beijing	2010	176,000	Hong Kong
Golden Eminence	2010	79,447	Hong Kong
Golden Empress	2010	79,600	Hong Kong
Golden Endeavour	2010	79,600	Hong Kong
Golden Endurer	2011	79,600	Hong Kong
Golden Enterprise	2011	79,471	Hong Kong
Golden Zhoushan	2011	175,834	Hong Kong
Golden Suek	2011	74,500	Hong Kong
Golden Bull	2012	74,500	Hong Kong
Golden Daisy	2012	81,507	Marshall Island
Golden Ginger	2012	81,487	Marshall Island
Golden Rose	2012	81,585	Marshall Island
Golden Brilliant	2013	74,500	Hong Kong
Golden Pearl	2013	74,187	Hong Kong
Golden Diamond	2013	74,187	Hong Kong
Golden Ruby	2013	74,500	Hong Kong

(in thousands of $)	Vessels	Docking and periodic maintenance	Fixtures and Equipment	Total
Cost:
At January 1, 2012	732,825	4,052	454	737,331
Additions	1,206	3,430	7	4,643
Transferred from vessels under construction (note 10)	34,421	-	25	34,446
At December 31, 2012	768,452	7,482	486	776,420

At January 1, 2013	768,452	7,482	486	776,420
Additions	51,803	3,486	10	55,299
Transferred from vessels under construction (note 10)	29,214	1,000	-	30,214
At December 31, 2013	849,469	11,968	496	861,932

At January 1, 2014	849,469	11,968	496	861,932
Additions	128,253	11,367	29	139,649
Additions from purchase of business combination	45,500	-	-	45,500
Disposals				-
Transferred to non-current assets held for sale	-	-	-	-
At December 31, 2014	1,023,222	23,335	525	1,047,081

Accumulated depreciation and impairment:

At January 1, 2012	97,697	1,815	378	99,890
Impairment	38,600	-	-	38,600
Depreciation	25,117	1,266	30	26,413
At December 31, 2012	161,414	3,081	408	164,903

At January 1, 2013	161,414	3,081	408	164,903
Impairment	-	-	-	-
Depreciation	27,192	2,025	25	29,241
At December 31, 2013	188,606	5,106	433	194,144

At January 1, 2014	188,606	5,106	433	194,144
Impairment (note 5)	116,573	-	-	116,573
Depreciation	34,161	3,930	16	38,107
At December 31, 2014	339,339	9,036	449	348,823

Carrying amount:
At December 31, 2014	683,883	14,299	76	698,258
At December 31, 2013	660,863	6,862	63	667,788
At December 31, 2012	607,038	4,401	78	611,517

The Group has pledged most of its owned vessels to secure various banking facilities (note 23).

13.	VESSEL HELD UNDER FINANCE LEASES

Vessel	Built	DWT	Flag
Golden Lyderhorn	1999	74,242	Hong Kong
Golden Eclipse	2010	79,600	Hong Kong
Ocean Minerva	2007	75,698	Panama
Golden Heiwa	2007	76,662	Panama

(in thousands of $)
Cost:
At January 1, 2012			176,159
At December 31, 2012			176,159

At January 1, 2013			176,159
Transferred to non-current assets held for sale
At December 31, 2013			176,159

At January 1, 2014			176,159
Additions - drydocking			1,835
Transferred to non-current assets held for sale			-
At December 31, 2014			177,994

Accumulated depreciation:
At January 1, 2012			28,168
Depreciation			7,774
Transferred to non-current assets held for sale			-
At December 31, 2012			35,942

At January 1, 2013			35,942
Depreciation			9,422
Transferred to non-current assets held for sale			-
At December 31, 2013			45,364

At January 1, 2014			45,364
Depreciation			9,368
Impairment (note 5)			66,727
At December 31, 2014			121,459

Carrying amount:
At December 31, 2014			56,535
At December 31, 2013			130,795
At December 31, 2012			140,217

Vessels held under finance lease are depreciated on the same basis as owned vessels. During the fourth quarter of 2014 the Company decided not to extend the optional periods on the vessels Ocean Minerva and Golden Heiwa and the vessels were redelivered to owners during January and February 2015 respectively. As a consequence the Company has revalued the finance lease asset and taken impairment on the asset value of these two assets in the fourth quarter.

14.	VESSELS UNDER CONSTRUCTION

(in thousands of $)

At January 1, 2012	216,964
Additions	40,522
Reversal of impairment	8,312
Transferred to installments on cancelled newbuildings	(100,325)
Disposals	(14,970)
Transferred to vessels and equipment (note 12)	(34,421)
At December 31, 2012	116,082

At January 1, 2013	116,082
Additions	22,288
Transferred to installments on cancelled newbuildings	(92,012)
Transferred to vessels and equipment (note 12)	(30,214)
At December 31, 2013	16,144

At January 1, 2014	16,144
Additions	26,254
At December 31, 2014	42,398

None of the vessels under construction at December 31, 2014 are pledged as security to any banking facilities (2013:$nil and 2012:$91.7 million), see note 23.

Additions include installments, capitalized interest (note 8) and supervision on newbuildings.

15.	INVESTMENT IN ASSOCIATED COMPANIES AND JOINT VENTURES

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam Management	Totals
Ownership	50%	50%	50%	50%	21%
At January 1, 2012	1576	-	-	-	-	1,576
Additions	-	-	-	-	-	-
Dividends	(1,750)	-	-	-	-	(1,750)
Share of income	1422	0	0	0	0	1,422

At December 31, 2012	1248	0	0	0	0	1248

At 1 January , 2013	1248	-	-	-	-	1,248
Additions	-	6,350	6,924	6,400	-	19,674
Disposals/Dividends	-	-	-	(7,653)	-	(7,653)
Share of income	673	834	1,276	1,253	114	4,149

At 31 December, 2013	1921	7,184	8,200	-	114	17418

At 1 January , 2014	1921	7,184	8,200	-	114	17,418
Additions	-	-	-		-	-
Disposals/Dividends	(1,500)	-	-	-	(49)	(1,549)
Transfer to investment in subsidiaries		(7,405)	-	-	-	(7,405)
Share of income	954	221	564	-	277	2,017
At 31 December, 2014	1,375	-	8,764	-	342	10,481

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Seateam Management	Totals
Ownership	50%	50%	50%	21%
At December 31, 2014
Current assets
Cash and cash equivalents	5,545	-	4,836	-	10,381
Other current assets	3,389	-	2,778	1,605	7,772
Total current assets	8,934	-	7,614	1,605	18,153
Current liabilities
Financial liabilities	-	-	1,833	-	1,833
Other current liabilities	6,184	-	2,591	-	8,775
Total current liabilities	6,184	-	4,424	-	10,608

Non-current assets
Assets	-	-	32,412	-	32,412
Total non-current assets	-	-	32,412	-	32,412
Non-current liabilities
Financial liabilities	-	-	18,073	-	18,073
Other liabilities	-	-	-	-	-
Total non-current liabilites	-	-	18,073	-	18,073

Net total assets	2,750	-	17,529	1,605	21,884

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Seateam Management	Totals
Ownership	50%	50%	50%	25%
At December 31, 2013
Current assets
Cash and cash equivalents	3,606	804	-	-	4,410
Other current assets	1,848	4,586	4,845	456	11,735
Total current assets	5,454	5,390	4,845	456	16,145
Current liabilities
Financial liabilities	-	952	458	-	1,410
Other current liabilities	1,612	1,077	295	-	2,984
Total current liabilities	1,612	2,029	753	-	4,394

Non-current assets
Assets	-	33,310	33,630	-	66,940
Total non-current assets	-	33,310	33,630	-
Non-current liabilities
Financial liabilities	-	22,303	21,322	-	43,625
Other liabilities	-	-	-	-	-
Total non-current liabilites	-	22,303	21,322	-	43,625

Net total assets	3,842	14,368	16,400	456	35,066

The tables above reflect the total assets and liability for the Group's JV/associated companies.

The Group bought the remaining 50% of Golden Magnum Inc. in the first quarter of 2014 and it is now considered as a fully owned subsidiary where all assets and liability are consolidated into the Group's financial statement.

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam	2014
	50%	50%	50%	50%	21%
Revenue	31,204	1,613	13,044	-	6,710	52,571

Depreciation	-	229	1,218	-	-	1,447
interest expense	-	(163)	(678)	-	-	(841)

Profit or loss from continuing operations	1,909	442	1,128	-	1,399	4,878

Total comprehensive income	1,909	442	1,128	-	1,399	4,878

Dividend received from joint venture or associate	1,500	-	-	-	-	1,500

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam	2013
	50%	50%	50%	50%	25%
Revenue	17,453	7,655	5,424	566	5,468	36,566

Depreciation	-	676	376	-		1,052
interest expense	-	(204)	-	-	-	(204)

Profit or loss from continuing operations	1,345	1,667	2,551	2,505	930	8,998

Total comprehensive income	1,345	1,667	2,551	2,505	930	8,998

Dividend received from joint venture or associate	-	-	-	1,253	-	1,253

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam	2012
	50%	50%	50%	50%	25%
Revenue	17,019	-	-	-	4,300	21,319

Depreciation	-	-	-	-		-
interest expense	-	-	-	-	-	-

Profit or loss from continuing operations	2,845	-	-	-	(440)	2,405

Total comprehensive income	2,845	-	-	-	(440)	2,405

Dividend received from joint venture or associate	1,750	-	-	-	-	1,750

16.	ACQUISITION

During March 2014, the Company acquired the 50% outstanding shares in Golden Magnum Inc. for $13.6 million from the other joint venture partner. The acquisition resulted in a holding gain on the existing 50% share of 6.2 million, which has been included in other gains in profit and loss in the first quarter of 2014. The purpose of the acquisition was that the Company looked at it as a very good prospect in an expected increasing cape market.

The shares were acquired by $13.6 million in cash which is also considered to be the fair value of the consideration.

The fair value of the assets and liabilities in Golden Magnum Inc. were as follows at the acquisition date.

(in thousands of $)	2014
March 12
Non current assets
Vessel and equipment	45,500
Total non-curremt assets	45,500
Current assets
Cash and cash equivalents	1,512
other current assets	4,014
Total current assets	5,526
Tota assets	51,026
Non current liabilities
Long term debt	22,326
Total non-current liabilities	22,326
Current liabilities
Long term debt - current portion	952
other current liabilities	548
Total current liabilities	1,500
Total liabilities	23,826

Total identifiable net assets	27,200

The investment was transferred from investment in joint ventures to investments in subsidiaries as a wholly owned subsidiary and consolidated from the same date.

Since the acquisition date the Group has included $8.0 million in revenues and $0.7 million in profit and loss for the period ended December 31, 2014.  Had the acquisition occurred as of the beginning of the year, the revenue reported for the combined entity would have been $1.3 million higher with a $0.4 million decrease in loss.

17.	CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT

(in thousands of $)	2014	2013

Cash at bank and in hand	76,147	81,381
Short-term deposits	30,000	12,500
Cash and cash equivalents	106,147	93,881
Restricted deposit	3,531	4,960
Cash and cash equivalents and restricted deposit	109,678	98,841

Deposit of $3.5 million (2013:$5.0 million) is restricted. Of this, $2.8 million is related to deposits on trading in financial instruments (2013:$3.2 million), $0.2 million for employee taxes (2013:$0.2 million) and $0.5 million is a deposit for a tender bid (2013:$0.5 million).

18.	TRADE AND OTHER RECEIVABLES

(in thousands of $)	2014	2013

Trade receivables, net	2,555	7,343
Other receivables	20,511	15,867
Prepayments	7,677	10,873
Accrued income		-
	30,743	34,083

Less non-current portion: other receivables	(9,189)	(8,588)
Current portion	21,554	25,495

The current portion of other receivables consists at December 31, 2014 mainly of prepayment to managers and agents of $5.7 million (2013:$3.6 million) and reclassification of bunkers inventory of $3.7 million (2013:$1.8 million) as the charterer have deducted bunkers before redelivery of the vessel.

The non-current portion of other receivables relates to the sale of MV Bellflower in 2009 and falls due within three years. The non-current amount due is $10.0 million and the discounted amount per December 31, 2014 is $9.2 million (based on a 7% discount rate) and $8.6 million at December 31, 2013. The non-current receivables are secured with a mortgage on the sold vessel.

The fair value of trade and other receivables are as follows:

	Carrying amount		Fair value
(in thousands of $)	2014	2013	2014	2013
Trade receivables	2,555	7,343	2,555	7,343
Other receivables	20,511	15,867	20,511	15,867
	23,066	23,210	23,066	23,210

The fair values of the non-current portion of the other receivables are based on the discounted cash flows of the assets. The discount rate equals LIBOR plus a margin for an appropriate credit rating (7% have been used for 2014 and 6% for 2013). The fair values of trade receivables and other receivables are within level 3 of the fair value hierarchy.

Out of total outstanding trade receivables of $2.6 million, $1.2 million was overdue but not impaired as of December 31, 2014. These receivables relate to a number of independent customers for whom there is no recent history of default. At December 31, the ageing analysis of these trade receivables is as follows.

(in thousands of $)	2014	2013
Up to 3 months	825	2,538
3 to 6 months	225	559
More than 6 months	110	556
	1,160	3,653

19.	DERIVATIVE FINANCIAL INSTRUMENTS

(in thousands of $)	2014	2013
	December	December
Assets
Interest derivatives	2,093	2,566
Bunkers derivatives		169
Forward freight agreements	-	-
Total assets	2,093	2,735

Liabilities
Interest derivatives	545	-
Bunkers derivatives	1,561	-
Total liabilities	2,106	-

20.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

(in thousands of $)	2014	2013

At 1 January, 2014	16,916	-
Additions	-	10,000
Changes in fair value of available-for-sale financial assets	(3,588)	7,255
Disposals	(4,164)	(339)
		-
At December 31, 2014	9,164	16,916

(in thousands of $)	2014	2013

Listed Equity securities:
Korea Line Corporation - Asia	-	4,166
Knightsbridge Shipping Limited - US	109	107
Unlisted Equity securities:
Greenship Bulk Trust - Europe	9,055	12,644
		-
Total available for sale-financial assets	9,164	16,916

(in thousands of $)	2014	2013

Currencies:
NOK (Norwegian kroner)	9,055	12,644
KRW (Korean Won)	-	4,166
US dollar	109	107
		-
Total available for sale-financial assets	9,164	16,916

21.	SHARE CAPITAL

(in thousands of $)	2014	2013
5,000,000,000 ordinary shares of $0.10 par value each	500,000	500,000

Issued and fully paid share capital is as follows:
(in number of shares)	2014	2013
At January 1	447,261,796	447,261,796
Issued during the year	52,500	-
Shares cancelled	-	-
At December 31, 2014	447,314,296	447,261,796

(in thousands of $)	2014	2013
At January 1	44,726	44,726
Issued for cash	5	-
Shares cancelled	-	-
At December 31, 2014	44,731	44,726

The Company's ordinary shares were listed on the Oslo Stock Exchange ("OSE") and Singapore Stock Exchange ("SGX") as per year end 2014. The issued shares are fully paid. All issued shares in the Company are of the same class and have the same rights in the Company. Each share in the Company carries one vote.

The outstanding issued shares in Golden Ocean Group Limited are 447,314,296 at December 31, 2014 and 447,261,796 in 2013.

The twenty largest shareholders as at December 31, 2014 are as follows:

Name	Number of Shares	Outstanding shares
Hemen Holding Limited	183,666,158	41.06%
Skagen Kon-Tiki	22,086,808	4.94%
Folketrygdfondet	18,252,277	4.08%
Clearstream Banking S.A.	9,360,894	2.09%
Carling	4,000,000	0.89%
EGD Capital AS	3,000,000	0.67%
Danske Bank A/S	2,928,208	0.65%
DNB Nor Bank ASA	2,810,936	0.63%
Euroclear Bank S.A/N.V. ('BA')	2,766,341	0.62%
DZ Privatbank S.A.	2,668,500	0.60%
The Bank of New York Mellon	2,644,098	0.59%
Odin Maritim	2,500,000	0.56%
KLP Aksje Norge Indeks VPS	2,455,906	0.55%
Nordnet Bank AB	2,428,909	0.54%
Credit Suisse Securities	2,319,742	0.52%
Tofte	2,000,000	0.45%
Guggenheim Shipping Etf	1,910,293	0.43%
J.P. Morgan Chase N.A. London	1,873,489	0.42%
J.P. Morgan Chase N.A. London	1,793,318	0.40%
KLP Aksje Norge VPF	1,789,599	0.40%
Total 20 largest shareholders	273,255,476	61.09%
Other shareholders	174,058,820	38.91%
Total	447,314,296	100.00%

Our principal shareholders are Hemen Holding Ltd. and Farahead Investment Inc., which we refer to jointly as Hemen, are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Farahead Investments Inc. has borrowed 70,000,000 shares from Hemen Holding Ltd. For the purpose of this overview these shares are consolidated and presented as ownership of Hemen Holding Ltd.

22.	OTHER RESERVES

Other reserves come from gain or loss arising from the change in the fair value of available-for-sale financial assets (note 20), the equity component of convertible bonds issued (note 24), f/x translation and re-measurement of post- employment obligations. Other reserves are broken down between the four categories as follows:

(in thousands of $)	Available for sale financial assets	Convertible Bond	Re-measurement of post-employment obligations	Translation	Total

At January 1, 2013		16,635	-	(85)	16,550
Other comprehensive income	6,916	-	-	-	6,916
At December 31, 2013	6,916	16,635	-	(85)	23,466
Equity portion Convertible bond	-	28,114	-	-	28,114
Re-measurement of post-employment obligations	-	-	(829)	-	(829)
Other comprehensive income	(7,752)	-	-	-	(7,752)
At December 31, 2014	(836)	44,749	(829)	(85)	42,999

23.	LONG-TERM DEBT

(in thousands of $)	2014	2013

Within one year	128,435	41,214
Between one and two years	67,749	120,651
Between two and five years	334,762	180,172
After five years	-	67,373
Total debt	530,946	409,410
Current portion	(128,435)	(41,214)
Long-term debt, nominal value	402,511	368,196
Value of sellers credit	(520)	(1,029)
Deferred transaction costs	(5,034)	(4,362)
Long-term debt, net	396,957	362,805

All debt, $530.9 million (2013:$409.4 million) is secured by mortgages over sailing vessels except the Convertible bond with a book value of $178.2 million (2013:$nil).

All debt related to the cancelled newbuildings has been classified as short term debt as it falls due following the final arbitration award. Furthermore, two facilities expire within one year from the balance sheet date and the total loan amount ($83.6 million) is classified as short term debt. These loans are refinanced in the first quarter of 2015 and will be classified as long term debt going forward.

Each of the Company's loan agreements contains a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreements contain certain financial covenants including the requirement to maintain $40 million of free cash, a certain level of minimum equity and a minimum equity ratio as well as a minimum level of the ratio between EBITDA to Interest. Failure to comply with any of the covenants in each loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.

For one loan agreement ($34.0 million outstanding) the aggregate values of the vessels were below the required threshold in the loan-to-value clause. However this loan was repaid in full first half of January in connection with the refinancing and was also classified as short term debt due to its expiry within a year from December 31, 2014.

The value of sellers' credit relates to an interest component on the purchase price with three years down-payment after delivery of the vessels Golden Pearl and Golden Diamond.

Long-term debt and obligations under finance lease liabilities

(in thousands of $)	2014	2013

Non-current
Bank borrowings and sellers credit	218,781	362,805
Convertible Bond	178,176	-
Finance lease liabilities	55,288	110,416
	452,245	473,221

Current
Bank borrowings and sellers credit	128,435	41,214
Finance lease liabilities	4,290	7,370
	132,725	48,584
Total borrowings	584,970	521,805

All debt is denominated in US Dollars and the bank debt has an interest rate at LIBOR plus a fixed margin of an average of 2.70 percent. The interest rate is mainly reprised on a monthly basis, while some facilities are reprised on a quarterly basis. The nominal Convertible bond debt ($ 200 million) has a fixed coupon of 3.07% p.a.

24.	CONVERTIBLE BOND

During January 2014 the company issued a $ 200 million 3.07% senior unsecured convertible bonds due 2019, with a conversion price of $2.86.  The bond was separated into a liability and equity component upon initial recognition of the instrument. The estimated fair value of the liability component at the time the bond was issued is $171.4 million and is recorded as the initial carrying amount of the liability. The residual value of $28.1 million is recognised as an equity component.

(in thousands of $)	Carrying value	Fair Value
	December	December
Convertible bond	178,176	158,500

The fair value of the convertible bonds is based on market prices on OTC market in Oslo at December 31, 2014. The fair value for the bond is observed in the market and thereby includes both the value of the liability component and equity component. The fair values are within level 2 of the fair value hierarchy.

25.	OBLIGATIONS UNDER FINANCE LEASES

	Within one year		2-5 years		6-10 years		Total
(in thousands of $)	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Minimum Lease Payments
Interest	5,664	7,501	17,305	28,652	125	4,609	23,094	40,762
Purchase option	-	-	11,500	55,017	33,550	33,550	45,050	88,567
Instalments	4,290	7,370	10,183	18,852	55	2,996	14,528	29,218
Total Minimum Lease Payments	9,954	14,871	38,988	102,521	33,730	41,155	82,672	158,547

Less interest							(23,094)	(40,762)
Present Value of Lease Obligations							59,578	117,785

Current portion							4,290	7,370
Non-current portion							55,288	110,416

The Group has recorded finance leases on four vessels at December 31, 2014 (2013: four).The Group has purchase options and the exercise price of the option changes based upon the date the option is exercised.

During the fourth quarter of 2014 the Company decided not to extend the optional periods on the vessels Ocean Minerva and Golden Heiwa and the vessels will be redelivered to owners during January and February 2015 respectively. As a consequence the Company has revalued the finance lease obligation and removed the future liability $51.5 million on these two assets in the fourth quarter.

The table below lays out the approximate latest exercisable dates and purchase option amounts based on the date the purchase options are calculated to be exercisable.

(in thousands of $)	Purchase option exercisable date	Purchase option amount
Golden Lyderhorn	September 2016	11,500
Golden Eclipse	April 2020	33,550

All lease payments are denominated in US Dollars. The Group's finance lease obligations are secured by the lessor's title to the leased assets.

26.	RELATED PARTY TRANSACTIONS

Frontline Ltd and its subsidiaries, Ship Finance International Limited and its subsidiaries and Knightsbridge Shipping Limited and its subsidiaries, are related parties due to the significant influence of a single shareholder.

Frontline Ltd provides the Group with certain administrative services under the terms of an administrative management contract relating to the Bermuda office and the London office. The Group has administrative expenses related this of $339,000 (2013:$143,000 and 2012:$149,000).

Frontline Ltd reimbursed the Group a fixed fee of $150 per day per owned vessel for technical management. In the year ended December 31, 2014, the Group was charged $1,379,000 under this arrangement (2013:$1,177,000 and 2012:$473,000). The Group pays also a fee to Frontline Ltd for supervision of vessels under construction amounting to $1.8 million in 2014 (2013:$0.1 million and 2012:$3.0 million). Supervision activity in 2013 only relates to a short period with the Supramax newbuildings.

In September 2010, the Company entered into a commercial agreement with Ship Finance International Limited, to both operate and financial report for the company's dry-bulk vessels and container vessels. During the year the Company has received $761 000 in respect of this agreement (2013: $714,000 and 2012:$866,000).

In 2013 United Freight Carriers, the joint venture owned 50% by the Company, entered into charter contracts with Ship Finance International Limited for four of their drybulk carriers. The charter contracts include profit sharing and the joint venture paid $1.1 million to Ship Finance International Limited related to these vessels in 2014 (2013:$0.8 million).

In 2014 Frontline 2012 and Hemen Holding Ltd acquired shares in Knightsbridge Shipping Limited and this company is therefore considered as a related party from 2014. Golden Ocean provides Knightsbridge Shipping Limited with commercial management services for the dry bulk vessel in the company. In 2014 Golden Ocean received $1,190,000 in management fee (2013: $408,000 and 2012: $533,000).

The Group has the following year end balances with related parties:

(in thousands of $)	2014	2013
Frontline Ltd and subsidiaries	787	1,216
Knightsbridge Shipping Limited	393	158
Total liability	1,180	1,374

The amounts outstanding are unsecured, bear no interest, and will be settled in cash. No guarantees have been given or received.

No expense has been recognised in the period for any allowances for credit losses in respect of the amounts owed by related parties.

Remuneration of key management personnel and directors
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity.

The remuneration of directors and CEO of Golden Ocean Management AS during the year was as follows:

(in thousands of $)	2014	2013	2012
Managing director	787	671	730
Director fees	291	270	270
Share based payments	60	143	91
Total	1,138	1,084	1,091

The table below shows the total number of shares owned directly or indirectly by the CEO of Golden Ocean Management AS and Directors as at December 31, 2014.

	Number of shares	Percentage of outstanding shares
John Fedriksen (Chairman, CEO, President and Director)	*	*
Kate Blankenship (Director)	206,000	0.05%
Hans Christian Børresen (Director)	106,000	0.02%
Georgina Sousa	-	0.00%
Harald Thorstein	-	0.00%
Herman Billung (CEO)	100,000	0.02%
	412,000	0.09%

* Hemen is indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 183,666,158 ordinary shares held by Hemen. This is equivalent to 41.06 per cent of the outstanding shares.

27.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(in thousands of $)	2014	2013
	December	December
Trade payables	1,865	1,512
Accruals	11,311	6,273
Deferred revenue	4,462	27,540
Other current liabilities	2,353	4,759
Total	19,991	40,084

Deferred revenue relates to time charter revenue received in advance for future periods.

28.	CAPITAL COMMITMENT

(in thousands of $)	Within one year		2-5 years		Total
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Vessels and equipment	-	-	-	-	-	-
Vessels under construction	114,839	23,511	56,925	171,764	171,764	195,275
Total	114,839	23,511	56,925	171,764	171,764	195,275

The Company has a newbuilding program of eight Supramax vessels. Five of the vessels are expected to be delivered during first half of 2015 while the remaining three are expected to be delivered during first half of 2016.

29.	OPERATING LEASES

Rental expense
The future minimum rental payments under the Group's non-cancellable operating leases as of December 31 are as follows:

(in thousands of $)	2014	2013
	December	December
Within one year	2,045	25,099
In the second to fifth years	-	17,351
Later than five years	-	-
Total minimum lease payments	2,045	42,450

Total rental expense for 2014 was $43.3 million (2013: $57.7 million and 2012:$29.7 million).
Rental income
The minimum future revenue payments (including owned vessels) to be received under the Group's non-cancellable operating leases as of December 31, 2014 are as follows:

(in thousands of $)	2014	2013
	December	December
Within one year	73,883	67,251
In the second to fifth years	152,873	164,207
Later than five years	18,239	55,918
Total minimum lease revenue	244,995	287,376

Total rental income for 2014 was $246.0 million (2013: $276.5 million and 2012:$227.1 million).

30.	SHARE BASED PAYMENTS

On March 21, 2005 the Company approved a share option plan under which share options may be granted to directors and eligible employees. The plan has a limited term of ten years.

During the term of the plan the Board may grant options to acquire the Company's shares at a subscription price that the Board shall resolve, provided that such price is not lower than the average of the middle market quotations of the shares as derived from the Oslo Stock Exchange (or any stock exchange on which the Company's shares are traded) for the three immediately subsequent dealing days on that Exchange, and the nominal value of $0.10. In the share option plan, the Company has reserved the right upon receipt on a notice of exercise of an option to make cash payment in lieu of issuing shares that would be due on the exercise of the option.

The Company issued 500,000 share options in November 2009 to the Company's Directors with a five year term. These options expired in November 2014 and were out of the money at the time of expiry.

The Company issued 4,500,000 share options in October 2012 to certain of the Company's Directors and employees. At the same time the share option program issued in July 2010 for 2,750,000 options was cancelled. The share options have been granted on the terms set forth in the Company's above approved share option plan. The new share options will have a five year term and will vest equally one quarter each year over a four year vesting period with the first quarter vesting in October 2013. The cancellation and reissue of share options discussed above is treated as modification of share options.

For the new options granted in 2012 the fair value for the options was calculated to NOK 2.79 per share at the date of grant. The stock options were valued based on the Black-Scholes option pricing model. The options were granted at NOK 4.60 per share and the stock price at the day of grant was NOK 4.16. The duration of the options is five years and the Company therefore used a five year NOK risk free interest rate, at 1.45%. There is no trading of options in the Golden Ocean share so the volatility was based on the last five year history on the share price, and a volatility of 88% was applied to the calculations.  The strike price will be adjusted for dividends going forward. The employees must still be employed in the Company when exercising the options and based on the historically low turnover rate in the Company the model assumes that all employees will remain employed at the Company when the options are exercisable. For the options that were cancelled the remaining life was four years and the Company therefore applied a four year risk free interest rate at 1.46% and four years history to calculate the historic volatility at 92.2%. For these options the additional cost was calculated as the value of new options less the current value of the cancelled options. The incremental fair value of the modified options was at NOK 0.61 per option.

	2014		2013
	December		December
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		USD		USD
At the beginning of the year	4,945,000	0.74	5,000,000	1.60
Exercised year to date	(90,000)		(55,000)
Expired	(700,000)		-	-
Outstanding	4,155,000	0.53	4,945,000	0.74
Exercisable	2,030,000	0.53	1,570,000	0.74

The outstanding options at the end of 2014 have a weighted average remaining contractual life of 2.7 years (2013: 3.5 years). There were 90,000 options exercised in 2014 (2013: 55,000) and 700,000 options expired (2013: 0). The Company's shares are traded on the Oslo Stock Exchange in Norwegian Kroner (NOK).  All share option calculations have been made in NOK and converted at the exchange rate prevailing at the balance sheet date.

The Group recognised total expenses of $580,000 (2013:$1,172,000 and 2012:$989,000) relating to the equity settled share-based option scheme during the year.

The share option scheme is the only share based payments granted to Directors and employees of the Company.

31.	POST – EMPLOYMENT BENEFITS

The Group has a defined benefit pension plan in NOK that covers 13 of a total of 20 employees, as of December 31, 2014. The majority of the plan administration is handled by a third party insurance company.

The primary beneficiaries are residents of Norway and they are entitled to approximately 70% of their last year's salary at a retirement age of 67 years. The pension is transferable on death of the employee to the spouse or children up to a maximum of 60% of the employee's original benefit. The actuarial report is performed on assumptions in line with IAS 19(R) and insurance broker's recommendations as per December 31, 2014 and 2013 respectively.

The recorded pension expense in 2014 is $0.6 million (2013: $0.6 million and 2012:$0.7 million). The net obligations of $2.2 million (asset $2.3 million and obligation $4.5 million) (2013:$1.6 million (asset $2.2 million and obligation $3.8 million)) are included under other long term liabilities.  In addition the Group has an increase in obligation of 0.8 million expensed under other comprehensive income due to re-measurements.

32.    FINANCIAL INSTRUMENTS

(in thousands of $)	Loans and receivables	Derivative financial instruments	Available- for-sale	Total
At December 31, 2014
Assets as per balance sheet
Trade and other receivables excluding pre-payments (note 18)	23,066	-	-	23,066
Derivative financial instruments	-	2,093	-	2,093
Available-for-sale financial assets	-	-	9,164	9,164
Cash and cash equivalents	109,678	-	-	109,678
Total	132,744	2,093	9,164	144,001

(in thousands of $)	Loans and receivables	Derivative financial instruments	Available- for-sale	Total
At December 31, 2013
Assets as per balance sheet
Trade and other receivables excluding pre-payments (note 18)	23,210	-	-	23,210
Derivative financial instruments	-	2,735	-	2,735
Available-for-sale financial assets	-	-	16,916	16,916
Cash and cash equivalents	98,841	-	-	98,841
Total	122,051	2,735	16,916	141,702

(in thousands of $)	Derivative financial instruments	Other financial liabilities at amortised cost	Total
At December 31, 2014
Liabilities as per balance sheet
Borrowings incl. deferred charges (excl. finance lease liabilities) (note 23)	-	525,392	525,392
Finance lease liabilities (note 23)	-	59,578	59,578
Derivative financial instruments	2,106	-	2,106
Trade and other payables excluding non-financial liabilities (note 26,27)	-	16,709	16,709
Total	2,106	601,679	603,785

(in thousands of $)	Derivative financial instruments	Other financial liabilities at amortised cost	Total
At December 31, 2013
Liabilities as per balance sheet
Borrowings incl. deferred charges (excl. finance lease liabilities) (note 23)	-	404,019	404,019
Finance lease liabilities (note 23)	-	117,786	117,786
Derivative financial instruments	-	-	-
Trade and other payables excluding non-financial liabilities (note 26,27)	-	13,762	13,762
Total	-	535,567	535,567

Financial Risk Management

Through its activities the Group is exposed to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. The Group makes use of derivative financial instruments such as foreign exchange forward contracts and interest rate swaps to moderate certain risk exposures.

Market Risk

Interest Rate Risk
The Group's interest-bearing financial assets and liabilities make the Company exposed to the effects of fluctuations in the prevailing levels of market interest rates on its financial positions and cash flows.

Breakdown of long-term debt with average effective interest rates:
	2014		2013
(In thousands of $)	Loan amount	Average interest rate	Loan amount	Average interest rate
Loan on vessels	337,606	3.37%	360,827	3.46%
Loans on vessels under construction	-	-	-	-
Loans on cancelled vessels under construction	9,610	2.98%	43,192	3.26%
Convertible bond	178,176	6.57%	-
Total	525,392		404,019

Breakdown of cash and cash equivalents with average effective interest rates:
	2014		2013
(In thousands of $)	Amount	Average interest rate	Amount	Average interest rate
Current accounts	76,147	0.04%	81,381	0.04%
Short-term deposits	30,000	0.33%	12,500	0.79%
Restricted cash	3,531	0.00%	4,960	0.00%
Other	-		-
Total	109,678		98,841

Cash and cash equivalents and long-term debt (excluding convertible bonds) bear interest at LIBOR plus a fixed margin. The LIBOR is fixed mostly for one month periods. Debt issued at variable rates expose the Group to cash flow interest rate risks which is partially offset by the cash held at variable rates.

The Group's debt at variable rate was denominated in US Dollars for both 2014 and 2013.

The convertible bonds recognized in the balance sheet are calculated as follows:
(in thousands of $)	2014	2013
At January 1	-	-
Loan amount	200,000	-
Equity component	(28,114)	-
Interest expense	9,360	-
Interest paid	(3,070)	-
Liability component at December 31	178,176	-

If interest rates as of December 31, 2014 and 2013 had increased or decreased by 1% with all other variables remaining constant, the decrease or increase in profit would have been $5.0 million (2013:$4.0 million and 2012:$4.0 million) mainly as a result of higher or lower interest expense on floating rate long-term debt. Interest directly attributable to the construction of vessels is capitalised. If interest rates had increased or decreased by 1% the effect on the amount capitalised would be $96 000 (2013:$432,000 and 2012:$556,000).

The Group's chief financial officer monitors the sensitivity to the interest rates on a regular basis as a part of her responsibilities.

Currency Risk
The value of monetary assets and liabilities denominated in foreign currencies will fluctuate due to changes in foreign exchange rates. The Group's financial assets and liabilities are denominated in US dollars.

The Group monitors its exposure to currency risk on a regular basis. The Group can use forward foreign exchange contracts to mitigate currency risk for expenses in Norwegian kroner when it finds it beneficial.

At December 31, 2014, had the exchange rate between the US dollar and the Norwegian Krone increased or decreased by 10% with all other variables held constant, the decrease or increase respectively in net assets would not be material.
Equity Price Risk
All marketable securities present a risk of loss of capital. The Group moderates this risk through a careful selection of securities. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Group's overall market positions are monitored on a quarterly basis. The Group's maximum exposure to risk at the balance sheet date is $9.2 million (2013:$16.9 million).

At December 31, 2014, had the stock exchange decreased or increased with 20% with all other variables held constant, the decrease or increase in net assets would have been $1.8 million respectively (2013:$ 3.4 million).

Commodity Price Risk
The Group is exposed to commodity price risk through derivative contracts on freight and bunkers. The Group takes positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. The value of the freight forward agreements is booked mark to market through the income statement. The Company enters into cargo contracts from time to time. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. The Group has a policy to hedge all bunker exposure and uses bunker derivatives to hedge this risk. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The value of the bunker contracts is booked mark to market over the income statement.

Credit Risk
The Group is exposed to credit risk, inherent in the risk that a counterparty will be unable to perform under the time and voyage charter contracts and unable to pay amounts in full when due. Allowances are made for credit losses that have been incurred by the balance sheet date, if any. The maximum exposure to credit risk on cash and cash equivalents and trade and other receivables (ignoring collateral and credit quality) at December 31, 2014 was $140.4 million (2013:$132.9 million).
Concentration of credit risk exists to the extent that at December 31, 2014 approximately 95% of cash and cash equivalents were held with four financial institutions with credit ratings according to Standard & Poor's of A+ or better (2013: 88%):

The Group has the following cash and cash equivalents:

Counterparty	Rating		Geographical segment	2014	2013
Cash and cash equivalents
Nordea Bank Norge ASA	AA	-	Norway	42,150	22,414
Skandinaviska Enskilda Banken (SEB)	A	+	Norway	24,912	40,713
DnB Bank ASA	A	+	Norway	34,978	12,500
ABN Amro Bank N.V	A	+	Netherland	1,762	11,170
Ing Bank N.V	A		Netherland	2,911	306
Danske Bank A/S	A		Norway	710	3,834
Other			Norway	2,255	7,903
				109,678	98,841

If there is no independent rating on the customers, the credit control department assesses the credit quality of the counterparty taking into account its financial position, past experience and other factors.

Exposure on derivatives (Interest rate swaps, FFA and Bunkers swaps) are with either the same banks as in the table above or cleared through Nasdaq OMX Commodities (FFA positions only). For this reason the Group consider the credit risk on these positions to be negligible.

Given the current economic crisis and the number of counterparty defaults worldwide, the Group monitors the exposure to credit risk and manages risk by concentrating on chartering activities with a number of major shipping companies and financially strong counterparties and placing bank deposits with blue-chip financial institutions.

Liquidity Risk
The table below analyses the Group's long-term debt into relevant group of maturity based on the remaining period at the balance sheet date to the contractual maturity date. The amounts in the table are the contractual principal repayments.

The table below analyses the Group's contractual undiscounted cash flows

(in thousands of $) At 31 December 2014	Within three monts	Between three month and one year	Between one and two years	Between two and five years	After five years	Total
		-	-	-		-
Borrowings (ex financial lease obligations)	25,037	117,641	80,201	376,418		599,298
Financial lease liabilities	2,489	7,466	18,372	20,616	33,730	82,672
Trade and other payables	16,709	-	-	-	-	16,709
Total	44,235	125,107	98,573	397,034	33,730	698,679

The table below analyses the Group's contractual undiscounted cash flows

(in thousands of $) At 31 December 2013	Within three months	Between three month and one year	Between one and two years	Between two and five years	After five years	Total
		-	-	-		-
Borrowings (ex financial lease obligations)	12,216	49,015	137,394	217,423	73,244	489,292
Financial lease liabilities	3,718	11,153	58,367	44,154	41,155	158,547
Trade and other payables	13,762	-	-	-	-	13,762
Total	32,633	80,185	212,504	298,828	120,270	741,483

The Group's finance department monitors the liquidity position of the Group on a regular basis between each loan drawdown and repayment period, to ensure sufficient funds are available. Total financial lease liabilities includes purchase options of $45.0M (2013:$88.6M)

The Group is considered to be able to cover all the short term liabilities and other cash requirements.
Fair value estimation
The following table presents the Group's assets and liabilities that are measured at fair value at December 31, 2014:

(in thousands of $)	Level 1	Level 2	Total
At December 31, 2014
Assets
Available-for-sale financial assets	109	9,055	9,164
Derivative financial instruments (interest swap)	-	2,093	2,093
Total assets	109	11,148	11,257

Liabilities
Derivative financial instruments (interest swap and bunker hedge)	-	2,106	2,106
Total liabilities	-	2,106	2,106

(in thousands of $)	Level 1	Level 2	Total
At December 31, 2013
Assets
Available-for-sale financial assets	4,272	12,644	16,916
Derivative financial instruments (interest swap)	-	2,735	2,735
Total assets	4,272	15,379	19,651

Liabilities
Derivative financial instruments (interest swap)	-	-	-
Total liabilities	-	-	-

Level 1 is the fair value of financial instruments traded in active markets based on quoted market prices at the balance sheet date. Level 2 is defined as inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). The fair value of financial instruments that are not traded in an active (for example, over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Valuation techniques used to derive Level 2 fair values.
Level 2 trading and hedging derivatives comprise forward foreign exchange contracts and interest rate swaps. Fair value of interest rates are set by the bank by using the discounted value of each contract where they use the forward curve for the relevant remaining period as benchmark towards the fixed rates.

The values of the units in available-for-sale financial assets are set to market value at the end of the relevant period when the company is listed on the OTC market in Oslo (less liquid than in level 1 requirement).

All open positions on Fuel Derivatives are benchmarked by the banks (our counterpart) against the relevant forward curve for the relevant products and periods that are open.

Fair value of financial assets and liabilities measured at amortised cost.
The fair value of borrowings except the convertible bond,, trade and other receivables, other current financial assets, cash and cash equivalents (excluding bank overdrafts), and trade and other payables approximate their carrying amount.

33.	REFUNDABLE INSTALMENTS

The Company has cancelled nine newbuilding contracts from Zhoushan Jinhaiwan Shipyard Co. Ltd. Five newbuilding contracts were cancelled in 2013 and four in 2012. The yard initiated arbitration proceedings against the cancellation for all nine contracts.

 In the second quarter of 2014 the Company received arbitration awards for all cancelled newbuildings and also received repayment with interest on two contracts during the second quarter of 2014. The newbuilding contracts were from that point considered to be a receivable. During the third quarter the Company received refund for a third contract. For two out of nine contracts the Company was not initially awarded interest in the arbitration award. The Company appealed to High Court in London, and in the fourth quarter the Company obtained a favorable award on the interest. The receivables due as per year end therefore include interest on all remaining contracts. All the outstanding receivables have been collected within first half of April 2015 (see note 36).

(in thousands of $)
At January 1, 2014	-
Transferred from instalments on cancelled newbuildings	192,976
Amount received from refundable instalmemts on cancelled newbuildings	(100,873)
Gain from refundable instalments on cancelled newbuildings	19,458
At December 31, 2014	111,561

34.	CAPITAL RISK MANAGEMENT

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages the equity versus debt ratio and combines bank debt, bonds, some capital leases and equity in order to obtain the optimal structure. Revenues in dry bulk is volatile and the Company therefore aim at a modest gearing level and low cash break even levels on the vessel investments in order to manage the fluctuations in earnings and asset values.

 The Board intends to return capital to shareholders either through dividends or share buyback. Golden Ocean operates in a cyclical industry, and the Boards' decision to pay out dividend or repurchase shares is therefore always considered in view of the Companies debt service requirements due in the short term, future capital expenditure requirements and management's expectation about the future cash inflows.

The Group monitors the debt to equity ratio as well as available cash and projected cash flow based on various scenarios for vessel revenues going forward. Subsequently, the Group focuses on being in compliance with covenants in relation to the various loan facilities. These facilities require that the Company maintain various financial ratios, including: a minimum percentage of 125% of aggregate vessel value to loans secured a minimum book equity ratio of 30% and $325 million, a minimum EBITDA coverage ratio and minimum liquidity. The Group monitors how the Company will perform in relation to these covenants based on the projections for future profit and loss, balance sheet values and cash flows.

The amount paid out in dividends is also a function of the general market environment and view on counterparty issues. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

35.	SUBSIDIARY COMPANIES

The following are the Company's active subsidiaries as at December 31, 2014:

	Country of residence	Ownership interest
Golden Aries Inc	Liberia	100%
Golden Arima Inc	Liberia	100%
Golden Beijing Inc	Liberia	100%
Golden Beppu Inc	Liberia	100%
Golden Brilliant Inc	Liberia	100%
Golden Crystal Inc	Liberia	100%
Golden Diamond Inc	Liberia	100%
Golden Eclipse Inc	Liberia	100%
Golden Effort Inc	Liberia	100%
Golden Emerald Inc	Liberia	100%
Golden Eminence Inc	Liberia	100%
Golden Empress Inc	Liberia	100%
Golden Endeavour Inc	Liberia	100%
Golden Endurer Inc	Liberia	100%
Golden Enterprise Inc	Liberia	100%
Golden Excalibur	Liberia	100%
Golden Excellence Inc	Liberia	100%
Golden Explorer Inc	Liberia	100%
Golden Express	Liberia	100%
Golden Exquisite	Liberia	100%
Golden Extreme Inc	Liberia	100%
Golden Eye Inc	Liberia	100%
Golden Feng Inc	Liberia	100%
Golden Gemini Inc	Liberia	100%
Golden Gunn Corporation	Liberia	100%
Golden Hilton Shipping Corporation	Liberia	100%
Golden Ice Inc	Liberia	100%
Golden Leo Inc	Liberia	100%
Golden Libra Inc	Liberia	100%
Golden Magnum Inc	Liberia	100%
Golden Nantong Inc	Liberia	100%
Golden Nassim Inc	Liberia	100%
Golden Opportunity Inc	Liberia	100%
Golden Pearl Inc	Liberia	100%
Golden President Shipping Corporation	Liberia	100%
Golden Saguenay Inc	Liberia	100%
Golden Sapphire Inc	Liberia	100%
Golden Shui Inc	Liberia	100%
Golden Strength Inc	Liberia	100%
Golden Taurus Inc	Liberia	100%
Golden Virgo Inc	Liberia	100%
Golden Zhoushan Inc	Liberia	100%
Golden Ocean Management Asia Pte Ltd	Singapore	100%
Golden Ocean Management AS	Norway	100%
Golden Ocean Group Management (Bermuda) Limited	Bermuda	100%
Golden Ocean (Cyprus) Limited	Cyprus	100%
Golden Ocean Trading Limited	Bermuda	100%

36.	SUBSEQUENT EVENTS

The Company took in the first quarter of 2015 delivery of the four first Supramax vessels to the fleet; two Supramax vessels from Japan Marine United Corporation ("JMU"), named Golden Cecilie and Golden Cathrine, and two Supramax vessels from Chengxi, named Golden Aries and Golden Gemini.

The Company has received refund on all of the remaining six contracts during the first quarter and beginning of second quarter of 2015. In total the Company has received $112 million, covering instalments and interest and has paid down debt of $9.6 million.

In December 2014, Golden Ocean signed a loan agreement with six banks for $284 million, for the financing of 19 vessels. As of the date of this report, financing has been drawn on 18 of these 19 vessels and the outstanding commitment is $15 million.

In March 2015, Golden Ocean delisted from the Singapore Stock Exchange for its secondary listing.

On March 26, 2015, shareholders of Golden Ocean approved the merger with Knightsbridge Shipping Limited in a special general meeting. On March 31, 2015, Golden Ocean merged with and into Knightsbridge Shipping Limited, and the new company changed its name back to Golden Ocean Group Limited. The company is listed on NASDAQ and with a secondary listing on the Oslo Stock Exchange.
In April 2015 the Company entered into agreements to sell the vessels Channel Alliance and Channel Navigator to a third party, as part of the Company's fleet renewal. These vessels will be delivered to new owners within the end of June 2015.

In April 2015 the merged company agreed with Ship Finance International Ltd ("Ship Finance") a sale leaseback transaction of eight Capesize vessels, of which three vessels were owned by the Company at year end. The three Golden Ocean vessels are named Golden Beijing, Golden Zhoushan and Golden Magnum. The total acquisition price for all eight vessels  will be $272 million, or $34 million average per vessel. The vessels are expected to be delivered to Ship Finance within July 2015, subject to customary closing conditions. The vessels will be chartered on time-charter basis to a subsidiary of Golden Ocean for a period of 10 years. The daily base charter rate will be $17,600 during the first seven years, and $14,900 thereafter. In addition, there will be a 33% profit share for revenues above the base rate, calculated and paid on a quarterly basis. The charters will also have an adjustment factor whereby Golden Ocean will compensate Ship Finance for volatility in the interest rate environment. It has been agreed a fixed-price technical management agreement. Golden Ocean will have a purchase option after year 10 of $112 million enbloc, and if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.

In May 2015, the merged company took delivery of the Supramax dry bulk newbuilding, Golden Taurus. The final installment of $18.6 million was paid at this time and $13.75 million was drawn down from the $284.0 million term loan facility.

Exhibit II

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Amounts presented in thousands of U.S. dollars unless otherwise stated, except per share amounts)
Introduction
The following unaudited pro forma condensed combined financial information is presented to (i) illustrate the combination of Golden Ocean Group Limited (formerly Knightsbridge Shipping Limited), or Knightsbridge or the Company, and Golden Ocean Group Limited, or the Former Golden Ocean, together the Combined Company, which was completed on March 31, 2015, or the Combination, and (ii) the Company's purchase of 12 special purpose companies, or SPCs, each owning one newbuilding contract, from Frontline 2012 Ltd, or Frontline 2012, in March 2015, or the Frontline 2012 Transaction. The unaudited pro forma condensed combined balance sheet as of December 31, 2014 and the unaudited pro forma condensed combined statement of income for the year ended December 31, 2014 are based upon, derived from, and should be read in conjunction with the audited financial statements of Knightsbridge, which are available in Knightsbridge's Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission, or the Commission, on April 29, 2015, and the audited financial statements of the Former Golden Ocean for the year ended December 31, 2014, which are included in this Form 6-K. Knightsbridge's audited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. The Former Golden Ocean's audited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S. dollars. For purposes of preparing the unaudited pro forma condensed combined financial information, the Former Golden Ocean's audited financial statements prepared under IFRS as issued by the IASB were reconciled to U.S. GAAP, as applicable, and as further described in Notes 2 and 3 and other accompanying notes to the unaudited pro forma condensed combined financial information based on a preliminary U.S. GAAP analysis. This reconciliation has not been audited.
The accompanying unaudited pro forma condensed combined financial information give effect to adjustments that are (i) directly attributable to the Combination, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statements of income, are expected to have a continuing impact on the consolidated results. The unaudited condensed combined balance sheet gives effect to the combination as if it occurred on December 31, 2014 and the unaudited condensed combined statement of income gives effect to the combination as if it happened on January 1, 2014. The accompanying unaudited pro forma condensed combinded financial information give also effect to the adjustments that are directly attributable to the purchase of 12 SPCs from Frontline 2012 described above as if the purchase occurred on December 31, 2014. This transaction did not have any effect on the pro forma unaudited condensed combined statement of income except for the calculated effect on the pro forma basic and diluted earnings per share.
The combination of Knightsbridge and the Former Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification ("ASC") 805, "Business Combinations" ("ASC 805"), with Knightsbridge selected as the accounting acquirer under this guidance. The Frontline 2012 Transaction will be accounted for as an asset acquisition. As of March 2015 and before considering this transaction, Frontline 2012 owned 58% of the shares in Knightsbridge. This transaction is, therefore, to be accounted for as a common control transaction and the assets purchased from Frontline 2012 are recorded at Frontline 2012's historical carrying value.
The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of the Former Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate fair value of the assets acquired and the liabilities assumed. Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If that shortfall remains, the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer. Certain preliminary estimates were used which will be updated upon finalization of the purchase accounting in our historical financial statements for periods reflecting the acquisition. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, a preliminary review of IFRS to U.S. GAAP differences and related accounting policies has been completed based on a preliminary analysis.
The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the combination occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Combined Company will experience after the combination. In addition, the accompanying unaudited pro forma condensed combined statement of income does not include any expected cost savings or operating synergies, which may be realized subsequent to the combination or the impact of any non-recurring activity and one-time transaction-related or integration-related items.
This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced audited financial statements of both Knightsbridge and the Former Golden Ocean.

Unaudited Pro Forma Condensed Combined Balance Sheet
 As of December 31, 2014
	Knightsbridge	Former Golden Ocean, IFRS IASB	US GAAP Selected Adjustments	Notes- 4(A)	Pro Forma Adjustments	Notes- 4(B)	Pro Forma Combined
ASSETS
Current Assets
Cash and equivalents	$42,221	106,147	(40,000)	(1)	108,645	(1)	217,013
Restricted cash	—	3,531	—		—		3,531
Trade receivables, net	2,770	21,554	—		(18,999)	(2)	5,325
Related party receivables	449	—	—		—		449
Other receivables, net	3,430	—	—		10,966	(2)(3)	14,396
Inventories	13,243	8,513	—		—		21,756
Refundable instalments for cancelled newbuilding contracts	—	111,561	(9,610)	(2)	—		101,951
Voyages in progress	1,322	—	—		—		1,322
Prepaid expenses and accrued income	844	—	—		7,677	(2)	8,521
Total Current Assets	64,279	251,306	(49,610)		108,289		374,264
Restricted cash	18,923	—	40,000	(1)	—		58,923
Vessels, net	852,665	698,258	—		(166,054)	(1)	1,384,869
Vessels held under capital lease, net	—	56,535	—		(41,295)	(1)	15,240
Newbuildings	323,340	42,398	—		73,840	(1)	439,578
Refundable instalments for cancelled newbuilding contracts	—	—	9,610	(2)	—		9,610
Investments in associated companies	—	10,481	—		4,919	(1)	15,400
Derivative financial assets	—	2,093	—		—		2,093
Available for sale financial assets	—	9,164	—		—		9,164
Other long term receivables	—	9,189	—		—		9,189
Value of long term charter parties	—	—	—		119,635	(1)	119,635
Deferred charges	3,533	—	—		—		3,533
Total Assets	$1,262,740	1,079,424	—		99,334		2,441,498
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$19,812	128,435	(9,610)	(3)	—		138,637
Current portion of obligations under finance lease	—	4,290	—		3,600	(1)	7,890
Accounts payable	4,937	19,991	—		(15,773)	(2)	9,155
Accrued expenses	4,190	—	—		11,311	(2)	15,501
Due to related parties	2,555	1,180	—		(356)	(3)	3,379
Deferred charter revenue	3,285	—	—		4,462	(2)	7,747
Total Current Liabilities	34,779	153,896	(9,610)		3,244		182,309
Long-term debt	343,688	396,957	9,610	(3)	(14,083)	(1)	736,172
Obligations under finance lease	—	55,288	—		(22,127)	(1)	33,161
Derivative financial instruments	—	2,106	—		—		2,106
Other liabilities	—	2,201	—		(1,601)	(1)	600
Total Liabilities	378,467	610,448	—		(34,567)		954,348
Shareholders' Equity
Common stock	801	44,731	—		(43,807)	(1)	1,725
Other stockholders' equity	883,472	424,245	—		177,708	(1)	1,485,425
Total Shareholders' Equity	884,273	468,976	—		133,901		1,487,150
Total liabilities and shareholders' equity	$1,262,740	1,079,424	—		99,334		2,441,498

Unaudited Pro Forma Condensed Combined Statement of Operations
 For the year ended December 31, 2014

(in thousands, except per share data)	Knightsbridge	Former Golden Ocean, IFRS IASB	US GAAP Selected Adjustments	Notes – 5(A)	Pro Forma Adjustments	Notes – 5(B)	Pro Forma Combined
Operating revenue
Time charter revenue	$22,656	129,301	—		(19,939)	(1)	132,018
Voyage charter revenue	53,706	116,704	—		—		170,410
Other income	20,353	7,453	—		(1,034)	(2)	26,772
Total operating revenue	96,715	253,458	—		(20,973)		329,200
Gain on cancellation of newbuilding contracts and termination of leases	—	—	57,414	(1) and (2)	—		57,414
Operating expenses
Voyage expenses and commissions	33,955	75,971	—		(1,034)	(2)	108,892
Ship operating expenses	18,676	56,404	11,367	(2)	—		86,447
Charter hire expenses	—	43,268	—		—		43,268
Administrative expenses	5,037	11,864	—		—		16,901
Depreciation	19,561	47,475	(3,930)	(2)	(27,362)	(3)	35,744
Loss on freight forward agreements	—	—	16,259	(1	—		16,259
Impairment loss	—	183,300	(116,600)	(2)	—		66,700
Total operating expenses	77,229	418,282	(92,904)		(28,396)		374,211
Other gains, net	—	62,868	(62,868)	(1)	—		—
Net operating income (loss)	19,486	(101,956)	87,450		7,423		12,403
Interest income	29	1,134	—		—		1,163
Interest expense	(2,525)	(31,394)	6,425	(2)	1,608	(4)	(25,886)
Loss on interest rate swaps	—	—	(7,401)	(1)	—		(7,401)
Income from associated companies	—	—	8,215	(1)	(190)	(5)	8,025
Profit on sale of securities	—	—	4,165	(1)	—		4,165
Other financial items	(737)	(3,188)	3,236	(1)	(300)	(6)	(989)
Income (loss) from continuing operations before income taxes	16,253	(135,404)	102,090		8,541		(8,520)
Income taxes	—	(197)	—		—		(197)
Income (loss) from continuing operations after income taxes	16,253	(135,601)	102,090		8,541		(8,717)
Net loss attributable to noncontrolling interest	—	593	—		—		593
Net earnings (loss) from continuing operations attributable to common shareholders	$16,253	(135,008)	102,090		8,541		(8,124)
Weighted-average number of common shares outstanding
Basic	52,445	447,314					144,889
Diluted	52,557	447,314					144,889
Net earnings (loss) attributable to common shareholders, per common share
Basic	$0.31	(0.30)					(0.06)
Diluted	$0.31	(0.30)					(0.06)

1.  Description of Transaction
 On October 7, 2014, Knightsbridge and the Former Golden Ocean entered into a merger agreement pursuant to which the two companies agreed to merge, with Knightsbridge as the surviving legal entity, or the Combined Company. The Combined Company was renamed Golden Ocean Group Limited upon completion of the merger on March 31, 2015. Shareholders in the Former Golden Ocean at the time the merger was completed received shares in Knightsbridge as merger consideration. One share in the Former Golden Ocean gave the right to receive 0.13749 shares in Knightsbridge, and Knightsbridge issued 61.4 million shares to shareholders in the Former Golden Ocean. Upon completion of the merger, existing shareholders in Knightsbridge and Golden Ocean owned approximately 57% and 43%, respectively, of the Combined Company.

Upon completion of the merger, the Convertible Bond Issue 2014/2019 that was issued by the Former Golden Ocean in January 2014 was converted into a convertible bond of the Combined Company pursuant to the terms of the bond agreement.

Hemen Holding Limited, or Hemen, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, and certain of its affiliates, owned approximately 41% and 59%, respectively, of the issued and outstanding common shares of Golden Ocean and Frontline 2012 Ltd, or Frontline 2012, at the time of the merger announcement.

In connection with the special general meetings that were held by Knightsbridge and the Former Golden Ocean to approve the merger, Hemen, and certain of its affiliates, (including Frontline 2012) entered into voting agreements to vote all of their respective shares in favor of the merger. Approval of the merger by the shareholders of each Company required the affirmative vote of those shareholders, as of the record date, representing 75% of the ordinary shares of that company which are voted at its special general meeting.

Upon completion of the merger, Hemen and such affiliates, collectively, own approximately 61% of the shares and votes in the Combined Company, which includes Hemen's indirect ownership in the shares owned by Frontline 2012.

The merger valued the entire issued share capital of the Former Golden Ocean at $307.2 million based on the closing share price of $5.00 on March 31, 2015, the completion date of the merger.

2.  Accounting Policies
During the preparation of this unaudited pro forma condensed combined financial information, management has performed a preliminary review and comparison of the Former Golden Ocean's IFRS accounting policies with Knightsbridge's U.S. GAAP accounting policies and has identified certain preliminary adjustments for purposes of preparing the unaudited pro forma condensed combined financial information. Following completion of the merger on March 31, 2015, management will conduct a final review of the Former Golden Ocean's accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of the Former Golden Ocean's statement of income or reclassification of assets or liabilities to conform to Knightsbridge's accounting policies and classifications or are required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.
3.  Accounting for the Combination
The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting and is based on the historical financial information of Knightsbridge and the Former Golden Ocean. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, "Fair Value Measurement" ("ASC 820"). Acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma condensed combined financial information and the combined company's future consolidated financial statements.

The combination of Knightsbridge and the Former Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations" ("ASC 805"), with Knightsbridge selected as the accounting acquirer under this guidance. The factors that were considered in determining that Knightsbridge should be treated as the accounting acquirer in the merger transaction were the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company, the relative sizes of Knightsbridge and the Former Golden Ocean, the composition of senior management of the Combined Company and the name of the Combined Company. Management believes that the relative voting rights in the Combined Company and the composition of the board of directors in the Combined Company were the most significant factors in determining Knightsbridge as the accounting acquirer.

With respect to the relative voting rights in the Combined Company, it is noted that after the completion of the Merger, the Knightsbridge shareholders and the shareholders of the Former Golden Ocean own approximately 64.4% and 35.6% of the Combined Company, respectively. The Former Golden Ocean also currently has 4.9 million stock options outstanding, which have been converted into 0.7 million stock options in the Combined Company after the completion of the merger based on the agreed exchange ratio and the Former Golden Ocean had a $200.0 million convertible bond outstanding, which was assumed by the Combined Company and is convertible into 9.6 million shares of the Combined Company. Assuming that all options and bonds are converted into shares of the Combined Company then the shareholdings in the Combined Company would be as follows: (i) Knightsbridge shareholders 60.7%, (ii) shareholders of the Former Golden Ocean 33.6%, (iii) option holders 0.4% and (iv) bondholders 5.3%. It should be noted that the convertible bond conversion price is significantly "out of money" and conversion of the debt is currently not expected. The Hemen Shareholder was a common shareholder of both Knightsbridge and the Former Golden Ocean and the effect of this common ownership was considered. The analysis of the relative voting rights in a business combination involving entities with common shareholders should consider the former shareholder groups of the combining entities and not the individual owners that are common to the combining entities. The former shareholder group that retains or receives the largest portion of the voting rights in the combined entity would be the accounting acquirer, absent the consideration of any of the other factors provided in ACS 805. In this transaction, the Knightsbridge shareholders, including the Hemen Shareholder, own 64.4% of the Combined Company and shareholders of the Former Golden Ocean, including the Hemen Shareholder, own 35.6% of the Combined Company and so the Knightsbridge shareholder group received the largest voting percentage in the Combined Company. This points to Knightsbridge as the accounting acquirer.

With respect to the composition of the board of directors in the Combined Company, the bye-laws of Knightsbridge as well as the Amended and Restated Bye-Laws, which became the bye-laws of the Combined Company, require a simple majority of the votes cast at the shareholders meeting for the re-election or election of new directors. The Knightsbridge Board was expanded to eight directors and five of those directors were re-elected at the recent annual general meeting in September 2014. As a result, three directors are still to be appointed to the Knightsbridge Board. Knightsbridge has agreed to appoint John Fredriksen, Kate Blankenship and Gert-Jan van der Akker to fill the vacant director seats. The composition of the Combined Company's Board consists of five Knightsbridge appointed directors, two directors who were directors in both the Former Golden Ocean and Frontline 2012, which has a controlling interest in Knightsbridge, and one independent director. It should be noted that one of the directors of Knightsbridge is also the Chief Executive Officer of Golden Ocean Management AS. The composition of the board of directors points to Knightsbridge as the accounting acquirer.

The relative sizes of Knightsbridge and the Former Golden Ocean were also considered to be factors that supported that conclusion that Knightsbridge will be the accounting acquirer. While the Former Golden Ocean had higher revenues and assets than Knightsbridge, Knightsbridge is currently in a growth phase. In addition, the market capitalizations of Knightsbridge and the Former Golden Ocean at September 30, 2014, a date close to the announcement of the merger, were approximately $629 million and $441 million, respectively. It should also be noted that the net book value of the Knightsbridge equity was significantly higher than the equity of the Former Golden Ocean.

The composition of the senior management of the Combined Company, the use of the Former Golden Ocean's name for the Combined Company and the party that initiated the transaction were also considered but were not considered as important factors in the determination of the accounting acquirer.

Knightsbridge had a Chief Executive Officer while the remainder of management was provided under management agreements with ICB Shipping (Bermuda) Limited, a wholly owned subsidiary of Frontline Ltd. (this is not the same company as Frontline 2012 discussed above, which is also managed by Frontline Ltd.) and Golden Ocean Management Bermuda Ltd. Management services provided by Frontline Ltd are mainly related to administrative services and technical operations as well as newbuilding supervision services. It is also noted that the current Chief Executive Officer and Chief Financial Officer of Golden Ocean Management AS assumed those roles in the Combined Company and it is expected that the Combined Company will continue to outsource technical operations, newbuilding supervision and other administrative services (corporate secretarial and accounting) to Frontline Ltd. As such, the management of the Combined Company is changing to some extent in favor of the Former Golden Ocean, but this is not considered to be a determining factor in the consideration of acquirer based on the analysis of the composition of the board of the Combined Company and its ability to determine the composition of management.

Due to the recent transformation of Knightsbridge from an oil tanker business to a dry bulk business and the Former Golden Ocean's long history in the dry bulk sector, management believes that the Former Golden Ocean name is more widely known in the dry bulk market and decided to take advantage of this when choosing the name of the Combined Company. Management did not consider this to be an important factor, however, in the determination of the accounting acquirer compared with the various factors discussed above.

The valuation of consideration transferred is based on the number of common shares issued by Knightsbridge and Knightsbridge's closing share price of $5.00 on March 31, 2015, the completion date of the merger.

The following represents the preliminary purchase price calculation (in thousands, total amounts may not recalculate due to rounding):

(number of shares in thousands)
Golden Ocean outstanding shares	447,314
Exchange Ratio	0.13749
Knightsbridge common stock issued to the Former Golden Ocean shareholders	61,444
Closing price per share on March 31, 2015	$5.00
Total estimated purchase price consideration	$307,220

The Former Golden Ocean stock options and the Knightsbridge restricted stock units held by the Former Golden Ocean are not considered to have a material impact on the purchase price consideration and are not included in the estimated purchase price consideration for purposes of these proforma financial statements.
The following represents the calculation of the bargain purchase gain and the allocation of the total purchase price based on management's preliminary valuation (in thousands, total amounts may not recalculate due to rounding):
Total estimated purchase price consideration	$307,220
Fair value of net assets acquired and liabilities assumed	416,155
Bargain purchase gain	$(108,935)

Current assets	211,306
Restricted cash	40,000
Vessels, net	532,204
Vessels held under capital lease	15,240
Newbuildings	38,161
Derivative financial assets	2,093
Investments in associated companies	15,400
Available for sale financial assets	9,164
Value of long term time charters	119,635
Long term receivables	9,189
Current liabilities	(157,496)
Non-current liabilities	(418,741)
Fair value of net assets acquired and liabilities assumed	416,155

For pro forma purposes, the fair value of the Former Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value and this is in excess of the consideration amount. Management has reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Consequently, Knightsbridge shall recognize the resulting gain in earnings on the acquisition date.
4.  Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of December 31, 2014

(A)  Adjustments and reclassifications from IFRS to U.S. GAAP
The Former Golden Ocean's audited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S. dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, the Former Golden Ocean's audited financial statements prepared under IFRS as issued by the IASB were reconciled to U.S. GAAP, as applicable, based on a preliminary U.S. GAAP analysis. This is not intended to be a complete reconciliation from IFRS to U.S. GAAP as certain differences are adjusted for as part of the fair value adjustments included in the preliminary pro forma purchase price allocation.  The applicable adjustments following from the IFRS to U.S. GAAP reconciliation have been included in the "U.S. GAAP Selected Adjustments" column to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2014 as further explained below.
1.	The Former Golden Ocean's loan agreements contain a financial covenant, which requires the company to maintain a minimum cash balance of $40.0 million throughout the term of the loan and so this balance has been reclassified from cash in order to conform with Knightsbridge's accounting policy under U.S. GAAP. The restricted cash is classified as non-current as it relates to long term debt.

2.	Refundable installments for cancelled newbuilding contracts in the amount of $9.6 million have been reclassified as long term under U.S. GAAP for consistency with the presentation of the related debt (see 3. below).
3.	Loan balances in the aggregate amount of $9.6 million relating to cancelled newbuilding contracts have been classified by the Former Golden Ocean under IFRS as short term under the assumption that these loan balances will be repaid in the short term upon the receipt of the claims for re-imbursement of instalments paid and accrued interest. These loan balances have been reclassified as long term debt under U.S. GAAP as the repayment profile in the related loan agreements has not been amended.
(B)  Pro Forma Adjustments
The following table and subsequent notes describe the purchase accounting fair value adjustments, other pro forma adjustments and reclassifications made to the Former Golden Ocean's audited financial statements to conform to Knightsbridge's classification and presentation. The table also includes the elimination of historical transactions between Knightsbridge and the Former Golden Ocean and gives effect to the Frontline 2012 Transaction.
(amounts in thousands US$)	Adjustments(1)		Reclassifications(2)	Pro Forma Eliminations(3)	Total
ASSETS
Current Assets
Cash and cash equivalents	$108,645	(k)	$—	$—	$108,645
Trade receivables, net	—		(18,999)	—	(18,999)
Other receivables, net	—		11,322	(356)	10,966
Prepaid expenses and accrued income	—		7,677	—	7,677
Total Current Assets	108,645		—	(356)	108,289
Vessels, net	(166,054	)(a)	—	—	(166,054)
Vessels held under capital lease, net	(41,295	)(b)	—	—	(41,295)
Newbuildings	73,840	(c)(k)	—	—	73,840
Investments in associated companies	4,919	(d)	—	—	4,919
Value of long term time charters	119,635	(e)		—	119,635
Total Assets	$99,690		$—	$(356)	$99,334
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Obligations under finance lease	3,600	(f)	—	—	3,600
Related party payables	—		—	(356)	(356)
Accounts payable	—		(15,773)	—	(15,773)
Accrued expenses	—		11,311	—	11,311
Deferred charter revenue	—		4,462	—	4,462
Total Current Liabilities	3,600		—	(356)	3,244
Long term debt	(14,083	)(g)	—	—	(14,083)
Obligations under finance lease	(22,127	)(f)	—	—	(22,127)
Other long term liabilities	(1,601	)(h)	—	—	(1,601)
Total Liabilities	(34,211)		—	(356)	(34,567)
Shareholders' Equity
Common stock	(43,807	)(i)(k)	—	—	(43,807)
Other shareholders' equity	177,708	(i)(k)	—	—	177,708
Total Shareholders' Equity	133,901		—	—	133,901
Total Liabilities and Shareholders' Equity	$99,690		$—	$(356)	$99,334
(1) Pro Forma Adjustments
a)	Vessels, net – The book value of the Former Golden Ocean's vessels as of December 31, 2014 has been reduced by $166.1 million based on a preliminary estimate of the fair value. The estimated fair value is based on management's estimates after considering market values obtained from independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile; as such, these estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were sold.

b)	Vessels held under capital lease, net – The preliminary purchase price allocation has been made on the basis of the fair value attributed to the four vessels held under capital leased, which were valued based on a preliminary assessment of fair value. In estimating the fair value of the capital lease assets, management has assumed it will take ownership of one of the vessels after the termination of the lease term. The estimated fair value of this capital lease asset is based on management's estimate after considering the market value of a similar vessel obtained from independent ship brokers, which is inherently uncertain, and based on a charter free vessel. For the other three capital lease assets, it is not expected that the Former Golden Ocean will obtain ownership of the capital lease assets. The estimated value of these capital lease assets has been determined based on a preliminary assessment of fair value of the leasehold interests.
c)	Newbuildings – A negative fair value adjustment of $4.2 million is based on management's estimate utilizing the estimated market values for equivalent newbuilding vessels received from independent ship brokers less the outstanding instalments. See also k) below.
d)	Investments in associated companies – This fair value adjustment is based on the estimated excess value of a vessel owned by an associated company. The valuation of this vessel is based on estimated market values received from independent ship brokers.
e)	Value of long term time charters – The fair value of long term time charter contracts of $119.6 million applies to seven vessels on fixed long term charters and is calculated as the net present value of the difference between the net charter hires expected to be received from these contracts and management's estimates for similar contracts.
The significant assumptions used to derive the value of the long term time charters are the charter rates currently available for similar contracts, the vessel's historical performance and the interest rate used for discounting. Management's estimates of the charter rates currently available for similar contracts are based on the forward curve for freight forward agreements traded on the Baltic Exchange for the relevant vessel type and period and are adjusted for estimated broker commissions. These estimates are then adjusted for the historical performance of the vessel compared to the Baltic Exchange index for that vessel based on management's best estimates. The difference in cash flows between the net charter hires expected to be received from the fixed long term contracts and management's estimates for similar contracts had they been entered into are then discounted at 7% in order to calculate the estimated fair value. Management has used this interest rate as it believes that it is a reasonable estimate of the required rate of return in the market based on calculated implied rates in recent finance lease proposals that have been observed in the market. This discount rate is consistent with the rate that the managements of Knightsbridge and Golden Ocean applied in the calculation of NAVs at September 30, 2014. It should be noted that index-linked time charter contracts are considered by management to be market neutral since the index rates are based on spot market performance and that no value has been allocated to these contracts.
f)	Obligations under capital lease – The fair value of obligations under capital lease relates to four vessels chartered in by the Company (see b) above), each of which may be purchased by the Company at the end of the lease term, and is calculated as the net present value of the estimated payments that will be made under these lease contracts.
The significant assumptions used to derive the fair value of obligations under capital leases are the probability of the Company purchasing the vessel at the end of the lease and the interest rate used for discounting. In order to calculate the fair value of obligations under capital lease, the Company first considered the probability of it acquiring the vessel at the end of the lease and it concluded that three of the vessels would be redelivered and only one vessel would be acquired. For the three vessels to be redelivered, the Company included all periodic lease payments and excluded the purchase option from its calculations and for the vessel to be acquired, the Company included all periodic lease payments and also included the purchase option in its calculations. The estimated cash outflows were then discounted using a 7% interest rate.
In the fourth quarter of 2014, Golden Ocean decided not to exercise purchase options on two of these four vessels, the Ocean Minerva and the Golden Heiwa, and redelivered the vessels during January 2015. This is consistent with the assumptions used to calculate the fair value of obligations under capital leases. The Company still expects to re-deliver the third vessel referred to above.
g)	Long term debt – The estimated fair value of the Former Golden Ocean's convertible bond has been assessed to be 79.25% of notional principal balance based on the quoted trading price for the bond. Other long term debt has not been subject to fair value adjustments based on management estimates.
h)	Other long term liabilities – This adjustment relates to the unamortized gain resulting from a sale-leaseback transaction and was assessed to have a fair value of $0.
i)	Equity – The following adjustments have been made to equity;
(amounts in thousands US$)	Share Capital	Other Shareholders' Equity	Shareholders' Equity
Issuance by Knightsbridge of 61.4 million shares at $5.00 per share being the closing share price on March 31, 2015	614	306,606	307,220
Elimination of the Former Golden Ocean's historic balances	(44,731)	(424,245)	(468,976)
Bargain purchase gain arising on the combination	—	108,935	108,935
	$(44,117)	$(8,704)	$(52,821)

k)	In March 2015, Knightsbridge purchased 12 SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired. As of March 2015 and before considering this transaction, Frontline 2012 owned 58% of the shares in Knightsbridge. This transaction is therefore to be accounted for as a common control transaction. The assets purchased from Frontline 2012 are therefore recorded at Frontline 2012 historical carrying value. Frontline 2012 historical carrying value for cash was $108.6 million and the historical carrying value of the newbuildings was $78.1 million at the effective transaction date. Assuming that this transaction had occurred on December 31, 2014, this would have the following effect on the unaudited pro forma condensed combined balance sheet:

(amounts in thousands US$)
Cash and cash equivalents	108,645
Newbuildings	78,077
Common stock (par value $0.01)	310
Other stockholders' equity	186,412

(2)  Pro Forma Reclassifications

Certain balances within the Former Golden Ocean's total trade and other receivables were reclassified to other receivables and prepaid expenses and accrued income to conform to Knightsbridge's classification and presentation.
Certain balances within the Former Golden Ocean's total trade payable and other current liabilities were reclassified to accrued expenses and deferred charter revenue to conform to Knightsbridge's classification and presentation.
(3)  Pro Forma Eliminations

Relates to transactions between Knightsbridge and the Former Golden Ocean and will be considered intercompany transactions once the combination is consummated.
5.  Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2014

(A)  Adjustments from IFRS to U.S. GAAP
The Former Golden Ocean's audited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, the Former Golden Ocean's audited financial statements prepared under IFRS as issued by the IASB were reconciled to U.S. GAAP, as applicable, based on a preliminary U.S. GAAP analysis. The applicable adjustments following from this reconciliation have been included in the "U.S. GAAP Selected Adjustments" column to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2014.
(amounts in thousands US$)	Reclassifications(1)	Adjustments(2)	Total
Gain on cancellation of newbuilding contracts and termination of leases	70,912	(13,498)	57,414
Ship operating costs	—	(11,367)	(11,367)
Depreciation	—	3,930	3,930
Loss on freight forward agreements	(16,259)	—	(16,259)
Impairment loss	—	116,600	116,600
Other gains, net	(62,868)	—	(62,868)
Net operating income	(8,215)	95,665	87,450
Interest expense	—	6,425	6,425
Loss on interest rate swaps	(7,401)	—	(7,401)
Income from associated companies	8,215	—	8,215
Profit on sale of securities	4,165	—	4,165
Other financial items	3,236	—	3,236
Net earnings attributable to common shareholders	—	102,090	102,090

(1)  IFRS to U.S. GAAP Reclassifications
In order to conform IFRS income statement classifications to U.S GAAP classifications,  the Former Golden Ocean's other gains, net of $62.9 million have been reclassified to separate line items (as shown in the table above) in conformity with U.S. GAAP and Knightsbridge's classifications.
(2)  IFRS to U.S. GAAP Adjustments
•	Gain on cancellation of newbuilding contracts and termination of leases – Gains of $13.5 million relating to refundable installments and interest for cancelled newbuilding contracts as of December 31, 2014, have been recognized under IFRS upon reclassification of the newbuilding installment payments as a financial asset measured at fair value upon conclusion of the arbitration proceedings. However, this gain has not been recognized under U.S. GAAP since gain contingencies regarding the receipt of cash have not been fully resolved as of December 31, 2014.
•	Ship operating costs and depreciation – The Former Golden Ocean capitalizes dry docking costs as a separate component of the carrying value of its vessels and amortizes this cost over its estimated useful life. Such costs are expensed as incurred by Knightsbridge and so dry docking costs, which have been capitalized in the period have been expensed and the amortization relating to dry docking costs has been reversed.
•	Impairment loss – Impairment loss has been adjusted for the amount that has been recorded under IFRS, which is not required under U.S. GAAP, because the carrying amount of the vessels was not in excess of future estimated undiscounted cash flows.
•	Interest expense - Interest expense has been adjusted to reflect the fact that the Former Golden Ocean bi-furcated the convertible loan and the conversion option and recorded an equity element under IFRS whereas there would be no bifurcation of this equity element under U.S. GAAP. This resulted in the IFRS interest expense being $6.4 million higher that it would have been under U.S. GAAP. The Company has applied a straight-line amortization method for this element since this approximates the effective interest rate method.

 (B)  Pro Forma Adjustments
The following notes describe the pro forma adjustments made to the Former Golden Ocean's audited financial statements and the elimination of historical transactions between Knightsbridge and the Former Golden Ocean.
1.	Time charter revenue – The fair value of time charter contracts recognized as part of the preliminary purchase price allocation will be amortized on a straight line basis over the length of those contracts, for which the remaining contract lengths range from 10 months to 7.5 years, and estimated amortization of $19.9 million has been recorded in the year ended December 31, 2014.
2.	Other income and voyage expenses and commissions – the Former Golden Ocean is currently the manager of Knightsbridge's dry bulk vessels and receives a management fee equal to 1.25% of the gross freights earned by these vessels. This management fee has been eliminated from the combined pro forma statement of operations.
3.	Depreciation – This adjustment comprises two elements:
i.	The depreciation expense for owned vessels for the period has been reduced by $19.5 million as a consequence of the fair value adjustment to the carrying balance of vessels, for which the remaining estimated useful lives range from 8.5 years to 25 years, as part of the preliminary purchase price allocation, and
ii.	The depreciation expense related to four vessels held under capital lease has been reduced by $7.9 million as a consequence of the fair value adjustment to the carrying balance of vessels held under capital lease as part of the preliminary purchase price allocation. The estimated useful lives of the capital lease assets were reconsidered in connection with the purchase price allocation adjustment since the lease term has been reassessed as of December 31, 2014. The estimated useful lives of the capital lease assets range up to 6 years.
4.	Interest expense – This adjustment comprises four elements;
i.	The interest expense related to the convertible bond has been increased by $4.4 million to reflect the effective interest based on an assessment of the fair value of the convertible bond. Management determined that the fair value of the $200.0 million convertible loan was $177.9 million based on the quoted trading price for the bond on December 31, 2014. The Company does not believe that the nominal interest rate on the convertible loan changed in its fair valuation and has calculated the additional interest expense in the year ended December 31, 2014 to be $4.4 million based on the amortization of the difference in the fair valuation of the principal amount. This was calculated as $22.1 million multiplied by 335 (the number of days the loan was outstanding in the period) divided by 1,674 (the total number of days the bond is expected to be outstanding for). The Company has applied a straight-line amortization method for this element since this approximates the effective interest rate method.
ii.	Deferred charges relating to the convertible bond were eliminated and reflected in the fair value assessment of the bond. The Former Golden Ocean has recognized $0.6 million as amortization expense in connection with these deferred charges and so this amount is included as a reduction to interest expense.
iii.	The interest expense related to four vessels held under capital lease has been reduced by $4.8 million as a consequence of the fair value adjustment related to the lease obligations as part of the preliminary purchase price allocation. The average implicit rate in these four leases has been reduced from approximately 8.5% to 7% based on management's best estimate for effective cost of financing that could be obtained in the market as of December 31, 2014.
iv.	Deferred charges relating to the Former Golden Ocean's long-term debt, excluding the convertible bond, were eliminated and reflected in the fair value assessment of the debt. Golden Ocean has recognized $0.6 million as amortization expense in connection with these deferred charges and so this amount is included as a reduction to interest expense.
5.	Income from associated companies – The share of results from associated companies has been adjusted as a consequence of the purchase price allocation to investment in associated companies.
6.	Other financial items – This adjustment comprises the amortization of a deferred gain arising on the sale-leaseback of a vessel which has been valued as $0.
6.  Earnings per Share
The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the consolidated basic and diluted weighted average shares of the Combined Company. The pro forma basic and diluted weighted average shares outstanding are a combination of historic Knightsbridge shares and the shares issued as part of the combination to the Former Golden Ocean shareholders at an exchange ratio of 0.13749 Knightsbridge share per the Former Golden Ocean and the 31.0 million shares issued to Frontline 2012 in connection with the Frontline 2012 Transaction.
The Combined Company unaudited pro forma condensed combined statement of income shows a net loss for the year ended December 31, 2014. Since the effect of the 112,000 restricted stock units ("RSUs") and the 668,000 stock options for the year ended December 31, 2014 will be anti-dilutive, diluted number of shares are equal to basic number of shares on a combined pro forma basis.
The weighted average numbers of common shares outstanding for the year ended December 31, 2014 was calculated as follows:
(number of shares in thousands)	Knightsbridge	Former Golden Ocean	Frontline 2012	Pro Forma Combined
Weighted-average number of common shares outstanding:
Basic	52,445	61,444	31,000	144,889
Dilutive effect of RSUs	112	—	—	—
Dilutive effect of stock options	—	668	—	—
Diluted	52,557	62,112	31,000	144,889

Exhibit III

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-197210) and on Form F-3 (No. 333-203035) of Golden Ocean Group Limited (formerly Knightsbridge Shipping Ltd and Knightsbridge Tankers Ltd) of our report dated May 20, 2015 relating to the financial statements of Golden Ocean Group Limited, which appears in this Current Report on Form 6-K of Golden Ocean Group Limited (formerly Knightsbridge Shipping Ltd and Knightsbridge Tankers Ltd).

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
 May 21, 2015